    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 25, 1999
                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     CHARLES RIVER ASSOCIATES INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   MASSACHUSETTS                                        04-2372210
           (STATE OR OTHER JURISDICTION                              (I.R.S. EMPLOYER
         OF INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NUMBER)

                              200 CLARENDON STREET
                          BOSTON, MASSACHUSETTS 02116
                                 (617) 425-3000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                                JAMES C. BURROWS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     CHARLES RIVER ASSOCIATES INCORPORATED
                              200 CLARENDON STREET
                          BOSTON, MASSACHUSETTS 02116
                                 (617) 425-3000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

             PETER M. ROSENBLUM, ESQ.                            PATRICK J. RONDEAU, ESQ.
               WILLIAM R. KOLB, ESQ.                                 HALE AND DORR LLP
              FOLEY, HOAG & ELIOT LLP                                 60 STATE STREET
              ONE POST OFFICE SQUARE                            BOSTON, MASSACHUSETTS 02109
            BOSTON, MASSACHUSETTS 02109                               (617) 526-6000
                  (617) 832-1000

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                            ------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                           ------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED                PROPOSED
    TITLE OF EACH CLASS OF              AMOUNT             MAXIMUM OFFERING       MAXIMUM AGGREGATE           AMOUNT OF
 SECURITIES TO BE REGISTERED     TO BE REGISTERED(1)      PRICE PER SHARE(2)      OFFERING PRICE(2)        REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, without par
  value.......................        1,955,000                 $28.13               $54,994,150               $15,289
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Includes 255,000 shares which the underwriters have the option to purchase solely to cover over-allotments, if any. See "Underwriting."

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed without notice. Neither Charles River Associates Incorporated nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Prospectus (Not Complete)

Issued August 25, 1999

                                1,700,000 SHARES

LOGO                      CHARLES RIVER ASSOCIATES INCORPORATED

                                  COMMON STOCK

                         ------------------------------

     Charles River Associates Incorporated and the selling stockholders are offering shares of stock in a firmly underwritten offering. CRA is offering 200,000 shares and the selling stockholders are offering 1,500,000 shares.

                         ------------------------------

     The common stock is traded on the Nasdaq National Market under the symbol CRAI. On August 24, 1999, the last reported sale price for the common stock on the Nasdaq National Market was $28.125 per share.

                         ------------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                         ------------------------------

                                                            PER SHARE        TOTAL
                                                            ---------        -----
Offering Price............................................   $           $
Discounts and Commissions to Underwriters.................   $           $
Offering Proceeds to CRA..................................   $           $
Offering Proceeds to the Selling Stockholders.............   $           $

     The offering proceeds to CRA are shown before deducting expenses payable by CRA, estimated at $350,000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The selling stockholders have granted the underwriters the right to purchase up to an additional 255,000 shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. Banc of America Securities LLC expects to
deliver the shares of common stock to investors on                 , 1999.

BANC OF AMERICA SECURITIES LLC
                            WILLIAM BLAIR & COMPANY
                                                            SALOMON SMITH BARNEY
                         ------------------------------

                                     , 1999

     YOU SHOULD RELY ONLY ON THE INFORMATION IN THIS PROSPECTUS. NEITHER WE NOR THE SELLING STOCKHOLDERS HAVE AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THE INFORMATION IN THIS PROSPECTUS. WE AND THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF COMMON STOCK. IN THIS PROSPECTUS, "CRA," "WE," "US" AND "OUR" REFER TO CHARLES RIVER ASSOCIATES INCORPORATED, UNLESS THE CONTEXT OTHERWISE REQUIRES.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Risk Factors................................................    6
Forward-Looking Statements..................................   11
Use of Proceeds.............................................   12
Price Range of Common Stock and Dividend Policy.............   12
Capitalization..............................................   13
Selected Consolidated Financial Data........................   14
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   16
Business....................................................   24
Management..................................................   34
Principal and Selling Stockholders..........................   36
Description of Capital Stock................................   39
Underwriting................................................   42
Legal Matters...............................................   43
Experts.....................................................   43
Where You Can Find More Information.........................   44
Index to Consolidated Financial Statements..................  F-1

     Charles River Associates Incorporated, Charles River Associates, CRA and the CRA logo are registered United States trademarks of CRA. All rights are reserved. This prospectus includes trademarks of companies other than CRA.

                               PROSPECTUS SUMMARY

     This summary highlights only some of the information in this prospectus. You should read the entire prospectus carefully. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option.

                     CHARLES RIVER ASSOCIATES INCORPORATED

     Charles River Associates Incorporated is a leading economic and business consulting firm founded in 1965 that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. We provide original and authoritative advice for clients involved in many high-stakes matters, such as multi-billion dollar acquisitions, new product introductions, major capital investment decisions and complex litigation.

     Businesses are operating in an increasingly complex environment. Companies must constantly gather, analyze and use available information to enhance their business strategies and operational efficiencies. The increasing complexity and changing nature of the business environment is also forcing governments to modify their regulatory strategies. As a result, businesses and governments are increasingly relying on sophisticated economic and financial analysis to solve complex problems and improve decision-making. Furthermore, corporate litigation has also become more complicated, protracted, expensive and important to the parties involved. Companies and governments are consequently turning to outside consultants for access to the specialized expertise, experience and prestige that are not available to them internally.

     We offer two types of services that help companies respond to this changing environment: legal and regulatory consulting and business consulting. Through our legal and regulatory consulting practice, we provide law firms and businesses involved in litigation and regulatory proceedings with expert advice on highly technical issues. Through our business consulting practice, we provide services directly to companies seeking assistance with strategic issues that require expertise in economics, finance and business analysis. For example, we provide advice on the following issues:

        LEGAL AND REGULATORY CONSULTING                   BUSINESS CONSULTING
        -------------------------------                   -------------------
    - competitive effects of acquisitions       - establishment of pricing strategies
    - calculations of damages                   - estimation of market demand
    - measurement of market share and market    - valuation of intellectual property and
      concentration                               other assets
    - liability analysis in securities fraud    - assessment of competitors' actions
      cases                                     - analysis of new sources of supply
    - impact of increased regulation

     We combine expertise in advanced economic and financial methods with in-depth knowledge of particular industries, such as chemicals, electric power and other energies, healthcare, materials, media and telecommunications, retail and wholesale distribution, and transportation.

     We have a highly credentialed and experienced staff of employee consultants. As of July 31, 1999, we employed 185 full-time professional consultants, including 60 consultants with Ph.D.s and 39 consultants with other advanced degrees. Our consultants have backgrounds in a wide range of disciplines, including economics, business, corporate finance, materials sciences and engineering. We are extremely selective in our hiring, recruiting individuals from leading universities, industry and government. Many of our consultants are nationally recognized as experts in their fields. To enhance our expertise, we also maintain close working relationships with over 40 renowned academic and industry experts, whom we call outside experts. We have exclusive relationships with 13 of these outside experts.

     We have completed more than 3,200 engagements for clients, including major law firms, corporations, government agencies, foreign governments, utilities, and national and international trade associations. During our last three fiscal years, we had over 1,400 engagements for clients that included 63 of the 100 largest U.S. law firms, ranked by The American Lawyer based on 1998 revenues, and 89 Fortune 500 companies, based on 1998 revenues. During that period, our clients included Cravath, Swaine & Moore; Ford Motor

Company; Jones, Day, Reavis & Pogue; Procter & Gamble Company Inc.; Skadden, Arps, Slate, Meagher & Flom LLP; and Time Warner Inc.

     Since our initial public offering in April 1998, we have acquired The Tilden Group, LLC and Financial Economic Consulting. Both companies add well-known economists whose specialties strengthen and expand our consulting capabilities as well as our geographic scope. In addition, we have opened offices in Toronto, Ontario and Los Angeles, California and have staffed both offices with leading economists and outside experts.

     Our revenues and income from operations have increased from $37.4 million and $3.7 million in fiscal 1996 to $53.0 million and $9.3 million in fiscal 1998, representing compound annual growth rates of 19.1% and 58.1%. Our revenues and income from operations have increased from $22.7 million and $4.0 million in the first twenty-four weeks of fiscal 1998 to $31.2 million and $5.9 million in the first twenty-four weeks of fiscal 1999, representing period-to-period increases of 37.3% and 48.9%.

     Our growth strategy is to:

     - attract and retain high quality consultants as employees;

     - increase our marketing activities to attract new clients and increase the overall exposure of our employee consultants;

     - expand our services and expertise into related areas of business;

     - establish relationships with additional outside experts; and

     - pursue strategic acquisitions and alliances in order to gain access to additional consultants, new service offerings, additional industry expertise, a broader client base and offices in new geographic locations.

     Our principal executive offices are located at 200 Clarendon Street, Boston, Massachusetts 02116 and our telephone number is (617) 425-3000.

                                  THE OFFERING

Common stock offered by CRA...........      200,000 shares

Common stock offered by the selling
stockholders..........................     1,500,000 shares

Common stock to be outstanding after
the offering..........................     8,668,544 shares

Use of proceeds.......................     We intend to use our net proceeds for
                                           general corporate purposes, including
                                           working capital and possible
                                           acquisitions. We will not receive any
                                           proceeds from the shares sold by the
                                           selling stockholders.

Nasdaq National Market symbol.........     CRAI

     The number of shares of common stock to be outstanding after the offering excludes:

     - options outstanding at July 31, 1999 to purchase 526,500 shares of common stock;

     - options to purchase an additional 443,500 shares of common stock that may be granted under our stock option plan after July 31, 1999; and

     - 243,000 shares of common stock issuable under our employee stock purchase plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     You should read the following summary consolidated financial data with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements in this prospectus. The consolidated statement of operations data for the twenty-four weeks ended May 14, 1999 include the results of operations attributable to the acquisition of assets and liabilities of The Tilden Group for the period after December 15, 1998 and the acquisition of assets and liabilities of Financial Economic Consulting for the period after February 25, 1999. The adjusted consolidated balance sheet data as of May 14, 1999 reflect the sale of the 200,000 shares of common stock we are offering at an assumed public offering price of $28.125 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                                                     TWENTY-FOUR
                                                       FISCAL YEAR ENDED                             WEEKS ENDED
                                   ----------------------------------------------------------   ---------------------
                                   NOV. 26,    NOV. 25,     NOV. 30,    NOV. 29,    NOV. 28,     MAY 15,     MAY 14,
                                     1994        1995         1996        1997        1998        1998        1999
                                   ---------   ---------   ----------   ---------   ---------   ---------   ---------
                                                           (53 WEEKS)
                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenues.........................    $26,249     $31,839     $37,367      $44,805     $52,971     $22,694     $31,153
Costs of services................     16,160      19,760      23,370       28,374      31,695      13,402      18,082
Supplemental compensation (1)....         --       1,212       1,200        1,233          --          --          --
                                   ---------   ---------   ---------    ---------   ---------   ---------   ---------
Gross profit.....................     10,089      10,867      12,797       15,198      21,276       9,292      13,071
Income from operations...........      1,885       2,470       3,737        4,689       9,342       3,953       5,887
Net income (2)...................    $ 1,545     $ 2,414     $ 3,588      $ 4,967     $ 6,365     $ 2,532     $ 3,816
                                   =========   =========   =========    =========   =========   =========   =========
Basic and diluted net income per
  share..........................      $0.19       $0.40       $0.59        $0.78       $0.84       $0.38       $0.45
                                   =========   =========   =========    =========   =========   =========   =========
Weighted average number of shares
  outstanding:
  Basic..........................  7,935,512   5,987,384   6,091,384    6,329,007   7,570,493   6,689,906   8,428,242
  Diluted........................  7,935,512   5,987,384   6,091,384    6,329,007   7,619,945   6,697,785   8,518,619

                                                                AS OF MAY 14, 1999
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Working capital.............................................  $27,516      $32,482
Total assets................................................   59,112       64,078
Total long-term debt........................................      365          365
Total stockholders' equity..................................   42,263       47,229

------------
(1) Represents discretionary payments of bonus compensation to officers and selected outside experts under a bonus program that we discontinued after fiscal 1997.

(2) From fiscal 1988 until April 1998, we were taxed as an S corporation and did not pay federal and some state income taxes. Net income for fiscal 1998 reflects a one-time additional provision for income taxes of $1.4 million that we recorded upon the termination of our status as an S corporation. For pro forma information reflecting taxation as a C corporation for fiscal 1998, see the accompanying consolidated financial statements and the related notes.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors in evaluating our business before purchasing any of our common stock. If any of these risks, or other risks not presently known to us or that we currently believe are not significant, develops into an actual event, then our business, financial condition and results of operations could be adversely affected. If that happens, the market price of our common stock could decline, and you may lose all or part of your investment.

WE DEPEND UPON ONLY A FEW KEY EMPLOYEES TO GENERATE REVENUES

     Our business consists primarily of the delivery of professional services and, accordingly, our success depends heavily on the efforts, abilities, business generation capabilities and project execution of our employee consultants. If we lose the services of any consultant or if our consultants fail to generate business or otherwise fail to perform effectively, that could have a material adverse effect on our business, financial condition and results of operations. Our consultants generated engagements that accounted for approximately 79% of our revenues in each of fiscal 1997 and fiscal 1998. Our top five consultants in each of fiscal 1997 and fiscal 1998 generated approximately 33% of our revenues in those years. We do not have any employment or non-competition agreements with our consultants. Each consultant can terminate his or her relationship with us at will and without notice and can begin to compete with us at any time.

OUR BUSINESS COULD SUFFER IF WE ARE UNABLE TO HIRE ADDITIONAL QUALIFIED CONSULTANTS AS EMPLOYEES

     We must hire increasing numbers of highly qualified, highly educated consultants as employees. Our failure to recruit and retain a significant number of qualified consultants could have a material adverse effect on our business, financial condition and results of operations. Relatively few potential employees meet our hiring criteria, and we face significant competition for these employees from our direct competitors, academic institutions, government agencies, research firms, investment banking firms and other enterprises. Many of these competing employers are able to offer potential employees significantly greater compensation and benefits or more attractive lifestyle choices, career paths or geographic locations than we can. Increasing competition for these consultants may also significantly increase our labor costs, which could have a material adverse effect on our margins and results of operations.

OUR FAILURE TO MANAGE OUR EXPANDING BUSINESS SUCCESSFULLY COULD ADVERSELY AFFECT OUR REVENUES AND RESULTS OF OPERATIONS

     Any failure on our part to manage growth successfully could have a material adverse effect on our business, financial condition and results of operations. We have been experiencing significant growth in our revenues and employee base as a result of both internal growth and acquisitions. This growth creates new and increased management, consulting and training responsibilities for our employee consultants. This growth also increases the demands on our internal systems, procedures and controls, and on our managerial, administrative, financial, marketing and other resources. We depend heavily upon the managerial, operational and administrative skills of our officers, particularly James C. Burrows, our President and Chief Executive Officer, to manage this growth. New responsibilities and demands may adversely affect the overall quality of our work. No member of our management team has experience in managing a public company other than CRA. We have also recently opened offices in new geographic locations and may open additional offices in the future. Opening new offices may entail substantial start-up and maintenance costs.

WE DEPEND ON OUR OUTSIDE EXPERTS

     We depend on our existing relationships with our exclusive outside experts. Four of our exclusive outside experts generated engagements that accounted for approximately 18% of our revenues in fiscal 1997, and six outside experts generated engagements that accounted for approximately 19% of our revenues in fiscal 1998. We believe that these outside experts are highly regarded in their fields and that each offers a combination of knowledge, experience and expertise that would be very difficult to replace. We also believe that we have been able to secure some engagements and attract consultants in part because we could offer the services of these outside experts. Most of these outside experts can limit their relationships with us at any time for any reason. These reasons could include affiliations with universities whose policies prohibit accepting specified engagements, the pursuit of other interests and retirement. Thirteen of our approximately 40 outside experts have entered agreements with us that restrict their right to compete with us. The limitation or termination of any of their relationships with us or competition from any of them following the termination of their non-competition agreements with us could have a material adverse effect on our business, financial condition and results of operations.

     To meet our long-term growth targets, we also need to establish ongoing relationships with additional outside experts that have reputations as leading experts in their fields. We may be unable to establish relationships with any additional outside experts. In addition, any relationship that we do establish may not help us meet our objectives or generate the revenues or earnings that we anticipate.

FLUCTUATIONS IN OUR QUARTERLY REVENUES AND RESULTS OF OPERATIONS COULD DEPRESS THE MARKET PRICE
OF OUR COMMON STOCK

     We may experience significant fluctuations in our revenues and results of operations from one quarter to the next. If our revenues or net income in a quarter fall below the expectations of securities analysts or investors, the market price of our common stock could fall significantly. Our results of operations in any quarter can fluctuate for many reasons, including the following:

     - the number of weeks in the quarter

     - the number, scope and timing of ongoing client engagements

     - the extent to which we can reassign employee consultants efficiently from one engagement to the next

     - employee hiring

     - the extent of discounting or cost overruns

     - severe weather conditions and other factors affecting employee productivity.

Because we generate almost all of our revenues from consulting services that we provide on an hourly-fee basis, our revenues in any period are directly related to the number of our employee consultants, their billing rates and the number of billable hours they work in that period. We have a limited ability to increase any of these factors in the short term. Accordingly, if we underutilize our consultants during one part of a fiscal period, we may be unable to compensate by augmenting revenues during another part of that period. In addition, we may be unable to fully utilize the additional consultants that we intend to hire, particularly in the quarter in which we hire them. Moreover, a significant majority of our operating expenses, primarily office rent and salaries, are fixed in the short term. As a result, if our revenues fail to meet our projections in any quarter, that could have a disproportionate adverse effect on our net income. For these reasons, we believe that you should not rely on our historical results of operations as an indication of our future performance.

ACQUISITIONS MAY DISRUPT OUR OPERATIONS OR ADVERSELY AFFECT OUR RESULTS

     We may seek to acquire other businesses, and we may be unable to identify, acquire, successfully integrate or profitably manage any business without substantial expense, delay or other operational or financial problems. In addition, we may be unable to achieve the financial, operational and other benefits we anticipate from any acquisition. In December 1998 we acquired The Tilden Group and in February 1999 we acquired Financial Economic Consulting. Before these recent acquisitions, we had never acquired another business. We may be unable to manage these companies profitably or successfully integrate their operations with our own. Competition for future acquisition opportunities in our markets could increase the price we pay for businesses we acquire and could reduce the number of potential acquisition targets. Further, acquisitions may involve a number of special risks, such as:

     - one-time charges related to the acquisition

     - diversion of our management's time, attention and resources

     - loss of key acquired personnel

     - increased costs to improve or coordinate managerial, operational, financial and administrative systems

     - dilutive issuances of equity securities

     - the assumption of legal liabilities

     - amortization of acquired intangible assets

     - difficulties in integrating diverse corporate cultures

     - additional conflicts of interests.

The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

MAINTAINING OUR PROFESSIONAL REPUTATION IS CRUCIAL TO OUR FUTURE SUCCESS

     Our ability to secure new engagements and hire qualified consultants as employees depends heavily on our overall reputation as well as the individual reputations of our consultants and principal outside experts. Because we obtain a majority of our new engagements from existing clients or from referrals by those clients, any client that is dissatisfied with our performance on a single matter could seriously impair our ability to secure new engagements. Any factor that diminishes our reputation or the reputations of any of our personnel or outside experts could make it substantially more difficult for us to compete successfully for both new engagements and qualified consultants. That could have a material adverse effect on our business, financial condition and results of operations.

WE DEPEND ON OUR ANTITRUST AND MERGERS AND ACQUISITIONS CONSULTING BUSINESS

     We derived approximately 36% of our revenues in fiscal 1996, 35% in fiscal 1997 and 48% in fiscal 1998 from engagements in our antitrust and mergers and acquisitions practice areas. Any substantial reduction in the number of our engagements in these practice areas could have a material adverse effect on our business, financial condition and results of operations. We derived almost all of these revenues from engagements relating to enforcement of United States antitrust laws. Changes in federal antitrust laws, changes in judicial interpretations of these laws or less vigorous enforcement of these laws as a result of changes in political appointments or priorities or for other reasons could substantially reduce our revenues from engagements in this area. In addition, adverse changes in general economic conditions, particularly conditions influencing the merger and acquisition activity of larger companies, could also adversely impact engagements in which we assist clients in proceedings before the Department of Justice and the Federal Trade Commission.

OUR REVENUES COME FROM A LIMITED NUMBER OF LARGE ENGAGEMENTS

     We have been deriving a significant portion of our revenues from a limited number of large engagements. If we do not obtain a significant number of new large engagements each year, our business, financial condition and results of operations could suffer. Our ten largest engagements accounted for approximately 28% of our revenues in fiscal 1996, 23% in fiscal 1997 and 29% in fiscal 1998. Our ten largest clients accounted for approximately 42%, 29% and 38% of our revenues in those years. In general, the volume of work we perform for any particular client varies from year to year, and a major client in one year may not hire us again.

CLIENTS CAN TERMINATE ENGAGEMENTS WITH US AT ANY TIME

     Our engagements generally depend upon disputes, proceedings or transactions that involve our clients. Our clients may decide at any time to seek to resolve the dispute or proceeding or abandon the transaction. Our engagements can therefore terminate suddenly and without advance notice to us. If an engagement is terminated unexpectedly, the employee consultants working on the engagement could be underutilized until we assign them to other projects. Accordingly, the termination or significant reduction in the scope of a single large engagement could have a material adverse effect on our business, financial condition and results of operations.

POTENTIAL CONFLICTS OF INTERESTS MAY PRECLUDE US FROM ACCEPTING SOME ENGAGEMENTS

     We provide our services primarily in connection with significant or complex transactions, disputes or other matters that are usually adversarial or that involve sensitive client information. Our engagement by a client frequently precludes us from accepting engagements with the client's competitors or adversaries because of conflicts between their interests or positions on disputed issues or other reasons. Accordingly, the number of both potential clients and potential engagements is limited. Moreover, in many industries in which we provide consulting services, particularly in the telecommunications industry, there has been a continuing trend toward business consolidations and strategic alliances. These consolidations and alliances reduce the number of potential clients for our services and increase the chances that we will be unable to continue some of our ongoing engagements or accept new engagements as a result of conflicts of interests. Any such result could have a material adverse effect on our business, financial condition and results of operations.

INTENSE COMPETITION FROM OTHER ECONOMIC AND BUSINESS CONSULTING FIRMS COULD HURT OUR BUSINESS

     The market for economic and business consulting services is intensely competitive, highly fragmented and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. In general, there are few barriers to entry into our markets, and we expect to face additional competition from new entrants into the economic and business consulting industries. In the legal and regulatory consulting market, we compete primarily with other economic consulting firms and individual academics. In the business consulting market, we compete primarily with other business and management consulting firms, specialized or industry-specific consulting firms, the consulting practices of large accounting firms, and the internal professional resources of existing and potential clients. Many of our competitors have national and international reputations as well as significantly greater personnel, financial, managerial, technical and marketing resources than we do. Some of our competitors also have a significantly broader geographic presence than we do.

OUR ENTRY INTO NEW LINES OF BUSINESS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

     If we attempt to develop new practice areas or lines of business outside our core economic and business consulting services, that effort could have a material adverse effect on our results of operations. For example, in June 1997, we established and purchased a controlling interest in NeuCo LLC, which provides applications consulting services and a family of neural network software solutions and complementary applications for fossil-fired electric utilities. NeuCo has not been and may never be profitable. Our efforts in new practice areas or new lines of business involve inherent risks, including risks associated with inexperience and competition from mature participants in the markets we enter. Our inexperience may result in costly decisions that could have a material adverse effect on our business, financial condition and results of operations.

OUR ENGAGEMENTS MAY RESULT IN PROFESSIONAL LIABILITY

     Our services typically involve difficult analytical assignments and carry risks of professional and other liability. Many of our engagements involve matters that could have a severe impact on the client's business, cause the client to lose significant amounts of money or prevent the client from pursuing desirable business opportunities. Accordingly, if a client is dissatisfied with our performance, the client could threaten or bring litigation in order to recover damages or to contest its obligation to pay our fees. Litigation alleging that we performed negligently or otherwise breached our obligations to the client could expose us to significant liabilities and tarnish our reputation. These outcomes could have a material adverse effect on our business, financial condition and results of operations.

"YEAR 2000" PROBLEMS MAY DISRUPT OUR OPERATIONS

     Many existing computer systems and software products do not properly recognize dates after December 31, 1999. This "Year 2000" problem could result in system failures or miscalculations causing disruptions of operations. The inability of products, services and systems on which we rely to process dates after December 31, 1999 could seriously harm our business.

     We have conducted tests and sought confirmation from our software vendors to determine whether the software we use is Year 2000 compliant. Based on the results of our investigation, we believe that all of our internal software systems are Year 2000 compliant, except for our time-keeping and billing software. We are planning to replace our time-keeping and billing software with software that is Year 2000 compliant in the second half of calendar 1999. However, we may experience delays in implementing the replacement software, which could disrupt our operations, create delays in billing our clients and require us to spend significant amounts of money to correct the problem. Moreover, we may discover undetected Year 2000 errors or defects in our other internal software systems and, if such errors or defects are discovered, the costs of making such systems Year 2000 compliant could have a material adverse effect on our business, financial condition and results of operations.

     We rely on third-party vendors that may not be Year 2000 compliant for some of our equipment and services. To date, we have not conducted a Year 2000 review of all of our vendors. Failure of systems maintained by our vendors to operate properly with regard to the Year 2000 and thereafter could require us to incur significant unanticipated expenses to remedy any problems or replace affected vendors and could have a material adverse effect on our business, financial condition and results of operations.

WE WILL HAVE BROAD DISCRETION IN USING THE PROCEEDS OF THIS OFFERING

     We intend to use all of our proceeds from this offering for working capital and general corporate purposes, including potential acquisitions. Accordingly, we will have broad discretion in using our proceeds. You will not have the opportunity to evaluate the economic, financial or other information that we will use to determine how to use our proceeds.

THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE

     Many factors may cause the market price of our common stock to fluctuate significantly, including the following:

     - variations in our quarterly results of operations

     - the hiring or departure of key personnel or outside experts

     - changes in our professional reputation

     - the introduction of new services by us or our competitors

     - acquisitions or strategic alliances involving us or our competitors

     - changes in accounting principles

     - changes in the legal and regulatory environment affecting clients

     - changes in estimates of our performance or recommendations by securities analysts

     - future sales of shares of common stock in the public market

     - market conditions in the industry and the economy as a whole.

In addition, the stock market has recently experienced extreme price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. When the market price of a company's stock drops significantly, stockholders often institute securities class action litigation against the company. Any such litigation against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

OUR CHARTER AND BY-LAWS AND MASSACHUSETTS LAW MAY DETER TAKE-OVERS

     Our articles of organization and by-laws and Massachusetts law contain provisions that could have anti-takeover effects and that could discourage, delay or prevent a change in control of CRA or an acquisition of CRA at a price that many stockholders may find attractive. These provisions may also discourage proxy contests and make it more difficult for stockholders of CRA to take some corporate actions, including the election of directors. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

                           FORWARD-LOOKING STATEMENTS

     Statements in this prospectus or in the documents we incorporate by reference that are not purely historical, such as statements regarding our expectations, beliefs, estimates, intentions, plans and strategies regarding the future, are forward-looking statements. These statements are only predictions, and they involve risks, uncertainties and assumptions that could cause our actual results to differ materially from the results we express in the forward-looking statements. The sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" include important factors that could cause or contribute to these differences. We cannot guarantee the results expressed in any forward-looking statement, and accordingly you should not place undue reliance on these statements. We have based all forward-looking statements on information available to us on the date of this prospectus, and we have no obligation to update any forward-looking statement.

                                USE OF PROCEEDS

     CRA estimates that its net proceeds from the sale of the 200,000 shares of common stock it is offering will be approximately $5.0 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by CRA and assuming a public offering price of $28.125 per share.

     CRA intends to use its net proceeds from the offering for general corporate purposes, including working capital and possible acquisitions of and investments in complementary businesses. CRA currently has no agreement or understanding regarding any acquisition or investment. Pending these uses, CRA intends to invest its net proceeds from the offering in investment-grade, short-term, interest-bearing instruments. CRA will not receive any proceeds from the sale of shares of common stock by the selling stockholders. For risks associated with our use of proceeds, see "Risk Factors -- We will have broad discretion in using the proceeds of this offering."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     CRA first offered its common stock to the public on April 23, 1998. Since that time, the common stock has been quoted on the Nasdaq National Market under the symbol CRAI. The following table sets forth, for the periods indicated, the high and low closing sale prices for the common stock as reported on the Nasdaq National Market.

                                                             PRICE RANGE OF
                                                              COMMON STOCK
                                                           ------------------
                                                            HIGH        LOW
                                                           -------    -------
FISCAL YEAR ENDED NOVEMBER 28, 1998:
  Second Quarter (from April 23, 1998)...................  $26.000    $23.500
  Third Quarter..........................................  $29.625    $23.750
  Fourth Quarter.........................................  $25.250    $19.750
FISCAL YEAR ENDING NOVEMBER 27, 1999:
  First Quarter..........................................  $30.375    $20.250
  Second Quarter.........................................  $28.375    $21.250
  Third Quarter (through August 24, 1999)................  $18.438    $29.125

     On August 24, 1999, the closing sale price of the common stock as reported on the Nasdaq National Market was $28.125 per share. On that date, CRA had approximately 57 holders of record of the common stock. This number does not include stockholders for whom shares were held in a "nominee" or "street" name.

     Before its initial public offering on April 23, 1998, CRA made periodic distributions to its stockholders in amounts equal to their aggregate tax liabilities associated with CRA's taxable earnings as an S corporation attributable to them, as well as other dividend distributions.

     CRA currently intends to retain any future earnings to finance its operations and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of CRA's bank line of credit place restrictions on CRA's ability to pay cash dividends on its common stock.

                                 CAPITALIZATION

     The following table sets forth CRA's capitalization as of May 14, 1999 on an actual basis and as adjusted to reflect the sale of 200,000 shares of common stock by CRA, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by CRA and assuming a public offering price of $28.125 per share. You should read this information in conjunction with CRA's consolidated financial statements and the related notes beginning on page F-1.

     Amounts representing common stock outstanding at May 14, 1999 exclude the following:

     - options outstanding at May 14, 1999 to purchase 445,500 shares of common stock;

     - options to purchase an additional 524,500 shares of common stock that have been or may be granted under CRA's stock option plan after May 14, 1999; and

     - 243,000 shares of common stock issuable under CRA's stock purchase plan.

                                                                AS OF MAY 14, 1999
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS,
                                                                EXCEPT SHARE DATA)
Current portion of notes payable to former stockholders.....  $   401      $   401
                                                              =======      =======
Notes payable to former stockholders, net of current
  portion, and notes payable to minority interest...........  $   365      $   365
Stockholders' equity:
  Preferred Stock, no par value; 1,000,000 shares
     authorized; none outstanding, actual and as adjusted...       --           --
  Common Stock, no par value; 25,000,000 shares authorized;
     8,468,544 shares outstanding, actual; 8,668,544 shares
     outstanding, as adjusted...............................   34,906       39,872
  Deferred compensation.....................................      (95)         (95)
  Retained earnings.........................................    7,452        7,452
                                                              -------      -------
     Total stockholders' equity.............................   42,263       47,229
                                                              -------      -------
     Total capitalization...................................  $42,628      $47,594
                                                              =======      =======

     For information on the notes payable described in this table, see note 4 of notes to consolidated financial statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     CRA has derived the following selected consolidated financial data as of November 29, 1997 and November 28, 1998 and for each of the fiscal years in the three-year period ended November 28, 1998 from its consolidated financial statements included in this prospectus beginning on page F-1, which have been audited by Ernst & Young LLP, independent auditors. CRA has derived the following selected consolidated financial data as of November 26, 1994, November 25, 1995 and November 30, 1996 and for the fiscal years ended November 26, 1994 and November 25, 1995 from its consolidated financial statements not included in this prospectus, which have also been audited by Ernst & Young LLP. CRA has derived the following selected consolidated financial data as of May 14, 1999 and for the twenty-four weeks ended May 15, 1998 and May 14, 1999 from its unaudited consolidated financial statements. CRA has prepared its unaudited consolidated financial statements on the same basis as its audited financial statements. In the opinion of CRA's management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. The results of operations for the twenty-four weeks ended May 14, 1999 are not necessarily indicative of future operating results. You should read the selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and CRA's consolidated financial statements and related notes beginning on pages 16 and F-1.

     The statement of operations data for the twenty-four weeks ended May 14, 1999 include the results of operations attributable to the acquisition of assets and liabilities of The Tilden Group for the period after December 15, 1998 and the acquisition of assets and liabilities of Financial Economic Consulting for the period after February 25, 1999.

                                                                                                           TWENTY-FOUR
                                                             FISCAL YEAR ENDED                             WEEKS ENDED
                                         ----------------------------------------------------------   ---------------------
                                         NOV. 26,    NOV. 25,     NOV. 30,    NOV. 29,    NOV. 28,     MAY 15,     MAY 14,
                                           1994        1995         1996        1997        1998        1998        1999
                                         ---------   ---------   ----------   ---------   ---------   ---------   ---------
                                                                 (53 WEEKS)
                                                                 (IN THOUSANDS, EXCEPT SHARE DATA)
CONSOLIDATED STATEMENTS
  OF OPERATIONS DATA:
Revenues...............................    $26,249     $31,839     $37,367      $44,805     $52,971     $22,694     $31,153
Costs of services......................     16,160      19,760      23,370       28,374      31,695      13,402      18,082
Supplemental compensation (1)..........         --       1,212       1,200        1,233          --          --          --
                                         ---------   ---------   ---------    ---------   ---------   ---------   ---------
Gross profit...........................     10,089      10,867      12,797       15,198      21,276       9,292      13,071
General and administrative.............      8,204       8,397       9,060       10,509      11,934       5,339       7,184
                                         ---------   ---------   ---------    ---------   ---------   ---------   ---------
Income from operations.................      1,885       2,470       3,737        4,689       9,342       3,953       5,887
Interest income, net...................        106         118         124          302         975         226         463
                                         ---------   ---------   ---------    ---------   ---------   ---------   ---------
Income before provision for income
  taxes and minority interest..........      1,991       2,588       3,861        4,991      10,317       4,179       6,350
Provision for income taxes (2).........       (446)       (174)       (273)        (306)     (4,262)     (1,780)     (2,567)
                                         ---------   ---------   ---------    ---------   ---------   ---------   ---------
Income before minority interest........      1,545       2,414       3,588        4,685       6,055       2,399       3,783
Minority interest......................         --          --          --          282         310         133          33
                                         ---------   ---------   ---------    ---------   ---------   ---------   ---------
Net income (2).........................    $ 1,545     $ 2,414     $ 3,588      $ 4,967     $ 6,365     $ 2,532     $ 3,816
                                         =========   =========   =========    =========   =========   =========   =========
Basic and diluted net income per
  share................................      $0.19       $0.40       $0.59        $0.78       $0.84       $0.38       $0.45
                                         =========   =========   =========    =========   =========   =========   =========
Weighted average number of shares
  outstanding:
  Basic................................  7,935,512   5,987,384   6,091,384    6,329,007   7,570,493   6,689,906   8,428,242
  Diluted..............................  7,935,512   5,987,384   6,091,384    6,329,007   7,619,945   6,697,785   8,518,619

                                                     NOV. 26,   NOV. 25,   NOV. 30,   NOV. 29,   NOV. 28,   MAY 14,
                                                       1994       1995       1996       1997       1998       1999
                                                     --------   --------   --------   --------   --------   --------
                                                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEETS DATA:
Working capital....................................  $ 2,908    $ 4,782    $ 6,554    $ 7,658    $32,890    $27,516
Total assets.......................................   10,057     12,307     15,468     20,435     53,335     59,112
Total long-term debt...............................      222        324        550        707        542        365
Total stockholders' equity.........................    2,697      4,282      6,202      8,536     34,628     42,263

------------
(1) Represents discretionary payments of bonus compensation to officers and selected outside experts under a bonus program that CRA discontinued after fiscal 1997. For information on this bonus program, see "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Overview" and note 7 of notes to consolidated financial statements.

(2) From fiscal 1988 until April 1998, CRA was taxed as an S corporation and did not pay federal and some state income taxes. The provision for income taxes in fiscal 1998 includes a one-time additional provision for income taxes of $1.4 million that CRA recorded upon the termination of its status as an S corporation. For pro forma information reflecting taxation as a C corporation for fiscal 1998, see the accompanying consolidated financial statements and the related notes.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     CRA is a leading economic and business consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. Founded in 1965, CRA provides original and authoritative advice for clients involved in many high-stakes matters, such as multi-billion dollar acquisitions, new product introductions, major capital investment decisions and complex litigation. CRA offers two types of services: legal and regulatory consulting and business consulting. CRA estimates that it derived approximately 70% of its revenues in fiscal 1998 from legal and regulatory consulting and approximately 30% from business consulting.

     CRA derives revenues principally from professional services rendered by its employee consultants. In most instances, CRA charges clients on a time-and-materials basis and recognizes revenues in the period when CRA provides its services. CRA charges consultants' time at hourly rates, which vary from consultant to consultant depending on a consultant's position, experience and expertise, and other factors. Outside experts may or may not bill clients directly for their services. As a result, CRA generates substantially all of its professional services fees from the work of its own full-time consultants. Factors that affect CRA's professional services fees include the number and scope of client engagements, the number of consultants employed by CRA, the consultants' billing rates, and the number of hours worked by the consultants. In addition to professional services fees, a portion of CRA's revenues represents expenses billed to clients, such as travel and other out-of-pocket expenses, charges for support staff and outside contractors, and other reimbursable expenses.

     CRA's costs of services include the salaries, bonuses and benefits of CRA's employee consultants. CRA currently has one bonus program. This program awards discretionary bonuses based on CRA's revenues and profitability and individual performance. During fiscal 1995, fiscal 1996 and fiscal 1997, CRA also had another bonus program, which consisted of discretionary payments to officers and selected outside experts based primarily on CRA's cash flows. These bonus payments are shown as "supplemental compensation" in CRA's statements of income. CRA discontinued this bonus program after fiscal 1997. Costs of services also include out-of-pocket and other expenses that are billed to clients, and the salaries, bonuses and benefits of support staff whose time is billed directly to clients, such as librarians, editors and computer programmers. CRA's gross profit, which equals revenues less costs of services and supplemental compensation, is affected by changes in the mix of revenues. CRA experiences significantly higher gross margins on revenues from professional services fees than on revenues from expenses billed to clients. General and administrative expenses include salaries, bonuses and benefits of CRA's administrative and support staff, bonuses to outside experts for generating new business, office rent, and marketing and other costs.

     In June 1997, CRA invested approximately $650,000 for a majority interest in NeuCo LLC. NeuCo was established by CRA and an affiliate of Commonwealth Energy Systems as a start-up entity to develop and market a family of neural network software tools and complementary applications consulting services for electric utilities. CRA's financial statements are consolidated with the financial statements of NeuCo. NeuCo sustained net losses after taxes of approximately $564,000 in the period from inception (June 19, 1997) to November 29, 1997, $619,000 in fiscal 1998 and $238,000 in the twenty-four weeks ended May 14, 1999. NeuCo may never become profitable. The portion of this loss allocable to NeuCo's minority owners is shown as "minority interest" in CRA's statements of income, and that amount, together with the capital contributions to NeuCo of its minority owners, is shown as "minority interest" in CRA's balance sheets. In addition, in December 1998, CRA loaned NeuCo $370,000 and the affiliate of Commonwealth Energy Systems loaned NeuCo $130,000. The amount owed to the affiliate of Commonwealth Energy Systems is shown as "note payable to minority interest holder" in CRA's balance sheets.

     On December 15, 1998, CRA acquired assets and assumed specified liabilities of The Tilden Group for an aggregate of $9.6 million in cash and common stock. CRA acquired accounts receivable, work in process, fixed assets and the goodwill of The Tilden Group, and maintains The Tilden Group's Oakland, California office staffed by ten former consultants of The Tilden Group. CRA has accounted for this acquisition as a purchase transaction and will amortize the goodwill acquired in the transaction over a period of 20 years.

     On February 25, 1999, CRA acquired assets and assumed specified liabilities of Financial Economic Consulting, or FinEcon, for an aggregate of $3.2 million in cash and common stock. CRA acquired accounts receivable, work in process, fixed assets and the goodwill of FinEcon, and maintains FinEcon's Los Angeles, California office staffed by ten former FinEcon consultants. CRA has accounted for this acquisition as a purchase transaction and will amortize the goodwill acquired in the transaction over a period of 20 years.

     From fiscal 1988 until April 1998, CRA was taxed as an S corporation and did not pay federal and some state income taxes.

     CRA's fiscal year ends on the last Saturday in November and, accordingly, CRA's fiscal year will periodically contain 53 weeks rather than 52 weeks. For example, fiscal 1996 contained 53 weeks. This additional week of operations in the fiscal year will affect the comparability of results of operations of these 53-week fiscal years with other fiscal years. Historically, CRA has managed its business based on a four-week billing cycle to clients and, consequently, has established quarters that are divisible by four-week periods. As a result, the first, second and fourth quarters of each fiscal year are 12-week periods and the third quarter of each fiscal year is a 16-week period. However, the fourth quarter in 53-week fiscal years is 13 weeks long. Accordingly, quarter-to-quarter comparisons of CRA's results of operations are not necessarily meaningful if the quarters being compared have different lengths.

     The terms "fiscal 1994," "fiscal 1995," "fiscal 1997," "fiscal 1998" and "fiscal 1999" refer to the 52-week periods ended November 26, 1994, November 25, 1995, November 29, 1997, November 28, 1998 and November 27, 1999, respectively, and the term "fiscal 1996" refers to the 53-week period ended November 30, 1996.

RESULTS OF OPERATIONS

     The following table sets forth operating information as a percentage of revenues for the periods indicated:

                                                                                       TWENTY-FOUR
                                                      FISCAL YEAR ENDED                WEEKS ENDED
                                              ----------------------------------    ------------------
                                               NOV. 30,     NOV. 29,    NOV. 28,    MAY 15,    MAY 14,
                                                 1996         1997        1998       1998       1999
                                              ----------    --------    --------    -------    -------
                                              (53 WEEKS)
Revenues....................................    100.0%       100.0%      100.0%      100.0%     100.0%
Costs of services...........................     62.6         63.3        59.8        59.1       58.0
Supplemental compensation...................      3.2          2.8          --          --         --
                                                -----        -----       -----       -----      -----
Gross profit................................     34.2         33.9        40.2        40.9       42.0
General and administrative..................     24.2         23.5        22.5        23.5       23.1
                                                -----        -----       -----       -----      -----
Income from operations......................     10.0         10.4        17.7        17.4       18.9
Interest income, net........................      0.3          0.7         1.8         1.0        1.5
                                                -----        -----       -----       -----      -----
Income before provision for income taxes and
  minority interest.........................     10.3         11.1        19.5        18.4       20.4
Provision for income taxes..................      0.7          0.7         8.1         7.8        8.3
                                                -----        -----       -----       -----      -----
Income before minority interest.............      9.6         10.4        11.4        10.6       12.1
Minority interest...........................       --          0.6         0.6         0.6        0.1
                                                -----        -----       -----       -----      -----
Net income..................................      9.6%        11.0%       12.0%       11.2%      12.2%
                                                =====        =====       =====       =====      =====

TWENTY-FOUR WEEKS ENDED MAY 14, 1999 COMPARED TO TWENTY-FOUR WEEKS ENDED MAY 15, 1998

     Revenues. Revenues increased by $8.5 million, or 37.3%, from $22.7 million for the twenty-four weeks ended May 15, 1998 to $31.2 million for the twenty-four weeks ended May 14, 1999. The increase in revenues was due primarily to an increase in the number of employee consultants, an increase in consulting services performed for new and existing clients during the period and, to a lesser extent, increased billing rates of CRA's consultants. The acquisition of personnel from The Tilden Group and, to a lesser extent, FinEcon, also contributed to CRA's increase in revenue during the second quarter of fiscal 1999. CRA experienced revenue increases during the twenty-four weeks ended May 14, 1999 in its legal and regulatory consulting services, specifically in its newly formed practice in international trade, as well as in its finance and environment practice areas.

     Costs of Services. Costs of services increased by $4.7 million, or 34.9%, from $13.4 million in the twenty-four weeks ended May 15, 1998 to $18.1 million in the twenty-four weeks ended May 14, 1999. As a percentage of revenues, costs of services decreased slightly from 59.1% in the twenty-four weeks ended May 15, 1998 to 58.0% in the twenty-four weeks ended May 14, 1999. The decrease as a percentage of revenues was due primarily to a relative decrease in bonuses paid to employee consultants who source business to CRA. Also, CRA's consulting staff did not increase at as fast a rate as the rate of increase of revenues in the twenty-four weeks ended May 14, 1999.

     General and Administrative. General and administrative expenses increased by $1.9 million, or 34.6%, from $5.3 million in the twenty-four weeks ended May 15, 1998 to $7.2 million in the twenty-four weeks ended May 14, 1999. As a percentage of revenues, general and administrative expenses decreased from 23.5% in the twenty-four weeks ended May 15, 1998 to 23.1% in the twenty-four weeks ended May 14, 1999. The dollar increase in general and administrative expenses resulted from bonus payments to outside experts, increased rents due to internal growth and amortization costs related to acquired businesses. The number of outside experts has increased as a result of acquisitions.

     Interest Income, Net. Net interest income increased from $226,000 in the twenty-four weeks ended May 15, 1998 to $463,000 in the twenty-four weeks ended May 14, 1999. This increase resulted primarily from interest earned on the proceeds of CRA's initial public offering. This increase was offset slightly by interest payments made as part of the acquisition of The Tilden Group.

     Provision for Income Taxes. Provision for income taxes increased from $1.8 million in the twenty-four weeks ended May 15, 1998 to $2.6 million in the twenty-four weeks ended May 14, 1999. The provision for the twenty-four weeks ended May 15, 1998 consists of $364,000, reflecting taxation as an S corporation for 150 days and taxation as a C corporation for 18 days, and $1.4 million for the change in tax status to a C corporation, while the provision for the first two quarters of fiscal 1999 reflects taxation as a C corporation for the entire period.

     Minority Interest. In June 1997, CRA established and purchased a controlling interest in NeuCo, which provides applications consulting services and a family of neural network software solutions and complementary applications for fossil-fired electric utilities. Minority interest in the loss of NeuCo decreased from $133,000 in the twenty-four weeks ended May 15, 1998 to $33,000 in the twenty-four weeks ended May 14, 1999 due to CRA's inability to allocate continued losses of NeuCo to the minority interest holders as their minority interest accounts have been reduced to zero.

FISCAL 1998 COMPARED TO FISCAL 1997

     Revenues. Revenues increased by $8.2 million, or 18.2%, from $44.8 million for fiscal 1997 to $53.0 million for fiscal 1998. The increase in revenues was due primarily to an increase in consulting services performed for new and existing clients during the period and an increase in the number of employee consultants and increased billing rates of CRA's consultants. The number of consultants increased from 121 in fiscal 1997 to 145 in fiscal 1998. CRA experienced revenue increases during fiscal 1998 in both its legal and regulatory consulting services and business consulting services, and in particular generated significant revenue increases in its antitrust and mergers and acquisitions practices.

     Costs of Services. Costs of services increased by $3.3 million, or 11.7%, from $28.4 million in fiscal 1997 to $31.7 million in fiscal 1998. As a percentage of revenues, costs of services decreased from 63.3% in fiscal 1997 to 59.8% in fiscal 1998. The decrease as a percentage of revenues was due primarily to the fact that CRA's consulting staff costs did not increase as quickly as the rate of increase of revenues. In fiscal 1998 as compared to fiscal 1997, utilization rates for CRA's employee consultants was higher, which positively impacted revenues but had no impact on cost of services. In addition, CRA hired more junior consultants, who typically generate higher margins than senior consultants.

     Supplemental Compensation. Beginning in fiscal 1998, CRA no longer paid supplemental compensation, and consequently, did not have supplemental compensation in fiscal 1998. Supplemental compensation was $1.2 million in fiscal 1997.

     General and Administrative. General and administrative expenses increased by $1.4 million, or 13.6%, from $10.5 million in fiscal 1997 to $11.9 million in fiscal 1998. As a percentage of revenues, general and administrative expenses decreased from 23.5% in fiscal 1997 to 22.6% in fiscal 1998. General and administrative expenses decreased as a percentage of revenues primarily because CRA increased its administrative and labor costs at a slower rate than the rate of increase of its employee consultants. In addition, the dollar increase in general and administrative expenses was offset in part by CRA better utilizing existing space and systems.

     Interest Income, Net. Net interest income increased from $302,000 in fiscal 1997 to $975,000 in fiscal 1998. This increase was due primarily to interest earned on the proceeds of CRA's initial public offering.

     Minority Interest. In June 1997, CRA established and purchased a controlling interest in NeuCo. Minority interest increased from $282,000 in fiscal 1997 to $310,000 in fiscal 1998, and represents the portion of NeuCo's net loss after taxes allocable to its minority owners.

     Provision for Income Taxes. The provision for income taxes increased from $306,000 in fiscal 1997 to $4.3 million in fiscal 1998. The provision for fiscal 1998 consists of $2.9 million for current year operations, reflecting taxation as an S corporation for 150 days and taxation as a C corporation for 214 days, and $1.4 million for deferred tax resulting from the change in tax status to a C corporation.

FISCAL 1997 COMPARED TO FISCAL 1996

     Revenues. Revenues increased by $7.4 million, or 19.9%, from $37.4 million for fiscal 1996 to $44.8 million for fiscal 1997. The increase in revenues was due primarily to increased consulting services performed for new and existing clients during that period. In fiscal 1997, CRA experienced revenue increases in both its legal and regulatory consulting services and its business consulting services, and in particular generated significant revenue increases in its mergers and acquisitions, finance and auctions practices. During fiscal 1997, CRA increased the number of its employee consultants from 112 to 121. The increase in revenues during fiscal 1997 was also due in part to increased billing rates of CRA's consultants.

     Costs of Services. Costs of services increased by $5.0 million, or 21.4%, from $23.4 million in fiscal 1996 to $28.4 million in fiscal 1997. As a percentage of revenues, costs of services increased from 62.6% in fiscal 1996 to 63.3% in fiscal 1997. The increase as a percentage of revenues was due primarily to slightly lower utilization rates for CRA's employee consultants during fiscal 1997, which resulted in part from consultants of CRA spending time developing new practice areas that are complementary to CRA's core practice areas.

     Supplemental Compensation. Supplemental compensation was $1.2 million for each of fiscal 1996 and fiscal 1997. As a percentage of revenues, supplemental compensation decreased from 3.2% in fiscal 1996 to 2.8% in fiscal 1997. CRA had paid supplemental compensation of $1.2 million in each of its previous three fiscal years and discontinued these payments after fiscal 1997.

     General and Administrative. General and administrative expenses increased by $1.4 million, or 16.0%, from $9.1 million in fiscal 1996 to $10.5 million in fiscal 1997. As a percentage of revenues, general and administrative expenses decreased from 24.2% in fiscal 1996 to 23.5% in fiscal 1997. General and administrative expenses decreased as a percentage of revenues primarily because CRA increased its administrative and support staff at a slower rate than the rate of increase of its employee consultants.

     Interest Income, Net. Net interest income increased from $124,000 for fiscal 1996 to $302,000 for fiscal 1997. This increase was due primarily to CRA generating more cash from operations during fiscal 1997, which resulted in CRA maintaining higher cash balances during the year.

     Minority Interest. Minority interest was $282,000 for fiscal 1997, and represents the portion of NeuCo's net loss after taxes allocable to its minority owners.

UNAUDITED QUARTERLY RESULTS

     The following table presents unaudited quarterly statements of income information for the ten quarters ended May 14, 1999. The information for the first two quarters of fiscal 1999 includes the results of operations attributable to the acquisition of assets and liabilities of The Tilden Group for the period after December 15, 1998. The information for the second quarter of fiscal 1999 includes the results of operations attributable to the acquisition of assets and liabilities of FinEcon for the period after February 25, 1999. The quarterly information for fiscal 1997 and fiscal 1998 is derived from and is qualified by reference to the audited consolidated financial statements included in this prospectus beginning on page F-1. In the opinion of CRA's management, this information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. The first, second and fourth quarters of each fiscal year are 12-week periods and the third quarter of each fiscal year is a 16-week period. Accordingly, quarter-to-quarter comparisons of CRA's results of operations are not necessarily meaningful if the quarters being compared have different lengths. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period. For risks associated with fluctuations in our quarterly revenues and results of operations, see "Risk Factors -- Fluctuations in our quarterly revenues and results of operations could depress the market price of our common stock."

                                      FISCAL 1997                                  FISCAL 1998                      FISCAL 1999
                       ------------------------------------------   ------------------------------------------   ------------------
                                                                      QUARTER ENDED
                       ------------------------------------------------------------------------------------------------------------
                       FEB. 21,   MAY 16,    SEPT. 5,    NOV. 29,   FEB. 20,   MAY 15,    SEPT. 4,    NOV. 28,   FEB. 19,   MAY 14,
                         1997      1997        1997        1997       1998      1998        1998        1998       1999      1999
                       --------   -------   ----------   --------   --------   -------   ----------   --------   --------   -------
                                            (16 WEEKS)                                   (16 WEEKS)
                                                                      (IN THOUSANDS)
Revenues.............   $9,648    $9,171     $14,498     $11,488    $11,137    $11,557    $16,465     $13,812    $14,413    $16,740
Costs of services....    6,106     5,912       9,135       7,221      6,486      6,916      9,983       8,310      8,683      9,399
Supplemental
  compensation.......      280       280         373         300         --         --         --          --         --         --
                        ------    ------     -------     -------    -------    -------    -------     -------    -------    -------
Gross profit.........    3,262     2,979       4,990       3,967      4,651      4,641      6,482       5,502      5,730      7,341
General and
  administrative.....    2,134     2,162       3,361       2,852      2,754      2,585      3,657       2,938      3,086      4,098
                        ------    ------     -------     -------    -------    -------    -------     -------    -------    -------
Income from
  operations.........    1,128       817       1,629       1,115      1,897      2,056      2,825       2,564      2,644      3,243
Interest income,
  net................        9        84          41         168         46        180        383         366        260        203
                        ------    ------     -------     -------    -------    -------    -------     -------    -------    -------
Income before
  provision for
  income taxes and
  minority
  interest...........    1,137       901       1,670       1,283      1,943      2,236      3,208       2,930      2,904      3,446
Provision for income
  taxes:
  Current year
    operations.......       76        60         112          58        120        244      1,331       1,151      1,182      1,385
  Change in tax
    status...........       --        --          --          --         --      1,416         --          --         --         --
                        ------    ------     -------     -------    -------    -------    -------     -------    -------    -------
Income before
  minority
  interest...........    1,061       841       1,558       1,225      1,823        576      1,877       1,779      1,722      2,061
Minority interest....       --        --         198          84         52         81        109          68         33         --
                        ------    ------     -------     -------    -------    -------    -------     -------    -------    -------
Net income...........   $1,061    $  841     $ 1,756     $ 1,309    $ 1,875    $   657    $ 1,986     $ 1,847    $ 1,755    $ 2,061
                        ======    ======     =======     =======    =======    =======    =======     =======    =======    =======

LIQUIDITY AND CAPITAL RESOURCES

     CRA's operating activities provided cash of $2.2 million in fiscal 1996, $3.6 million in fiscal 1997 and $13.7 million in fiscal 1998. In fiscal 1996 and fiscal 1997, cash from operating activities was generated primarily from net income earned for the period, which increased from $3.6 million in fiscal 1996 to $5.0 million in fiscal 1997. Cash generated from operating activities was partially offset by increases in unbilled services and accounts receivable, reflecting increased services performed by CRA in fiscal 1996 and fiscal 1997. In fiscal 1998, cash from operating activities resulted primarily from net income of $6.4 million and an increase in accounts payable and accrued expenses of $9.4 million, which reflects normal bonus accruals for fiscal 1998. In the twenty-four weeks ended May 14, 1999, net cash used in operating activities was $2.4 million, consisting primarily of a decrease in accounts payable and accrued expenses, which reflects bonus payments made to employees as well as increases in unbilled services and accounts receivable.

     Cash used in investing activities was $476,000 in fiscal 1996, $2.3 million in fiscal 1997, $1.6 million in fiscal 1998 and $15.1 million in the twenty-four weeks ended May 14, 1999. The increased use of cash for investing activities in fiscal 1997 as compared to fiscal 1996 resulted primarily from CRA's expansion of its three offices during fiscal 1997. Cash used in investing activities for the twenty-four weeks ended May 14, 1999 consisted of $9.3 million for the acquisitions of The Tilden Group and FinEcon, $4.9 million for purchase of short-term investments and $860,000 for purchases of property and equipment.

     CRA's financing activities used cash of $1.3 million in fiscal 1996 and $708,000 in fiscal 1997. A principal use of cash for financing activities in those years was payment of dividends, which totaled $1.5 million in fiscal 1996 and $1.6 million in fiscal 1997. In fiscal 1997, CRA's use of cash for financing activities was partially offset by collection of notes receivable from stockholders, the sale of common stock to management of CRA and the investment in NeuCo by minority interest owners. In fiscal 1998, CRA's financing activities provided cash of $17.9 million. This consisted primarily of the net proceeds of $29.5 million from the sale of stock in CRA's initial public offering and the collection of notes receivable from shareholders of $381,000, offset by the previously accrued 1997 tax distribution of $1.7 million, a $2.4 million supplemental dividend paid from the proceeds of the initial public offering, and a final $8.0 million S corporation distribution paid to CRA's stockholders. In the twenty-four weeks ended May 14, 1999, CRA's financing activities used cash of $115,000 due primarily to payments made on notes payable to former stockholders.

     As of May 14, 1999, CRA had cash and cash equivalents of $14.4 million and working capital of $27.5 million.

     CRA presently has available a $2.0 million revolving line of credit with BankBoston Corporation, which is secured by CRA's accounts receivable. This line of credit automatically renews each year on June 30 unless earlier terminated by either CRA or BankBoston. No borrowings were outstanding under this line of credit as of May 14, 1999.

     In connection with the acquisition of assets and liabilities of The Tilden Group on December 15, 1998, CRA paid $7.4 million, the cash portion of the purchase price, from its working capital. In connection with the acquisition of assets and liabilities of FinEcon on February 25, 1999, CRA paid $1.7 million, the cash portion of the purchase price, from its working capital.

     CRA believes that its proceeds from the offering, its existing cash balances and credit available under its bank line of credit will be sufficient to meet its working capital and capital expenditure requirements for the next 12 months and for the foreseeable future thereafter.

     To date, inflation has not had a material impact on CRA's financial results. Inflation may adversely affect CRA's future financial results.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     As of May 14, 1999, CRA was exposed to market risks which primarily include changes in U.S. interest rates.

     CRA maintains a portion of its cash and cash equivalents in financial instruments with purchased maturities of one year or less and a portion of its short-term investments in financial instruments with purchased maturities of two years or less. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. Due to the relatively short duration of these financial instruments, an immediate increase in interest rates would not have a material effect upon CRA's financial position.

YEAR 2000 COMPLIANCE

     The following information constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act.

     Many existing computer systems and software products do not properly recognize dates after December 31, 1999. This "Year 2000" problem could result in system failures or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. The inability of products, services and systems on which CRA relies to process dates after December 31, 1999 could seriously harm CRA's business.

     CRA has conducted tests and sought confirmation from software vendors to determine whether the software it uses is Year 2000 compliant. Based on the results of its investigation, CRA believes that all of its internal software systems are Year 2000 compliant, except for its time-keeping and billing software. CRA is planning to replace its time-keeping and billing software with software that is Year 2000 compliant in the second half of calendar 1999. CRA has purchased replacement time-keeping and billing software that has been represented to be Year 2000 compliant. CRA is currently modifying this software to simplify data entry and to customize reports to conform to CRA's current billing practices. CRA expects to have completed, tested and implemented these modifications by the end of October 1999. CRA believes that, with respect to its internal systems, its reasonably likely worst case scenario is that it will not have completed, tested and implemented these modifications on time. In that event, CRA's contingency plan is to use the time-keeping and billing software without the modifications, which will cause CRA to rely on manual methods for some aspects of data entry and bill preparation. CRA believes these manual methods could cause it to incur significant additional labor expenses, but will not cause significant delays in the preparation and mailing of bills to clients.

     CRA estimates that the aggregate incremental costs that it has incurred and will incur in order to comply with Year 2000 requirements will not exceed $200,000. However, CRA may experience delays in implementing the replacement software, which could disrupt its operations, create delays in billing clients and require CRA to spend significant amounts of money to correct the problem. Moreover, CRA may discover undetected Year 2000 errors or defects in its other internal software systems and, if such errors or defects are discovered, the costs of making such systems Year 2000 compliant could have a material adverse effect on CRA's business, financial condition and results of operations.

     CRA relies on third-party vendors that may not be Year 2000 compliant for some equipment and services. To date, CRA has not conducted a Year 2000 review of all of its vendors. In many cases, these vendors have no obligation to provide CRA with information regarding their Year 2000 compliance. Failure of systems maintained by CRA's vendors to operate properly with regard to the Year 2000 and thereafter could require CRA to incur significant unanticipated expenses to remedy any problems or replace affected vendors and could have a material adverse effect on CRA's business, financial condition and results of operations. Except as described above, CRA has not developed a contingency plan to address situations that may arise if we or our vendors are unable to achieve Year 2000 compliance. The cost of developing a contingency plan, if necessary, could be significant.

                                    BUSINESS

INTRODUCTION

     CRA is a leading economic and business consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. Founded in 1965, CRA provides original and authoritative advice for clients involved in many high-stakes matters, such as multi-billion dollar acquisitions, new product introductions, major capital investment decisions and complex litigation.

     CRA offers two types of services: legal and regulatory consulting and business consulting. Through its legal and regulatory consulting practice, CRA provides law firms and businesses involved in litigation and regulatory proceedings with expert advice on highly technical issues. Through its business consulting practice, CRA provides services directly to companies seeking assistance with strategic issues that require expertise in economics, finance and business analysis. For example, CRA provides advice on the following issues:

    LEGAL AND REGULATORY CONSULTING                   BUSINESS CONSULTING
    -------------------------------                   -------------------
- competitive effects of acquisitions       - establishment of pricing strategies
- calculations of damages                   - estimation of market demand
- measurement of market share and market    - valuation of intellectual property and
  concentration                               other assets
- liability analysis in securities fraud    - assessment of competitors' actions
  cases                                     - analysis of new sources of supply
- impact of increased regulation

     CRA combines expertise in advanced economic and financial methods with in-depth knowledge of particular industries, such as chemicals, electric power and other energies, healthcare, materials, media and telecommunications, retail and wholesale distribution, and transportation.

     CRA's services are provided by its highly credentialed and experienced staff of employee consultants. As of July 31, 1999, CRA employed 185 full-time professional consultants, including 60 consultants with Ph.D.s and 39 consultants with other advanced degrees. CRA's consultants have backgrounds in a wide range of disciplines, including economics, business, corporate finance, materials sciences and engineering. CRA is extremely selective in its hiring of consultants, recruiting individuals from leading universities, industry and government. Many of CRA's consultants are nationally recognized as experts in their respective fields, having published scholarly articles, lectured extensively and been quoted in the press. To enhance the expertise it provides to its clients, CRA maintains close working relationships with over 40 renowned academic and industry experts, whom CRA refers to as outside experts. CRA has exclusive relationships with 13 of these outside experts.

     CRA has completed more than 3,200 engagements for clients, including major law firms, domestic and foreign corporations, federal, state and local government agencies, governments of foreign countries, public and private utilities, and national and international trade associations. While CRA has particular expertise in a number of industries, CRA provides services to a diverse group of clients in a broad range of industries. During its last three fiscal years, CRA had over 1,400 engagements for clients that included 63 of the 100 largest U.S. law firms, ranked by The American Lawyer based on 1998 revenues, and 89 Fortune 500 companies, based on 1998 revenues. During that period, CRA's clients included Cravath, Swaine & Moore; Ford Motor Company; Jones, Day, Reavis & Pogue; Procter & Gamble Company Inc.; Skadden, Arps, Slate, Meagher & Flom LLP; and Time Warner Inc. No single client accounted for over 10% of CRA's revenues in fiscal 1998.

     Since CRA's initial public offering in April 1998, CRA has acquired The Tilden Group and FinEcon. Both companies add well-known economists whose specialties strengthen and expand CRA's consulting capabilities as well as its geographic scope. In addition, CRA opened offices in Toronto, Ontario and Los Angeles, California and has staffed both offices with leading economists and outside experts.

     CRA's revenues and income from operations have increased from $37.4 million and $3.7 million in fiscal 1996 to $53.0 million and $9.3 million in fiscal 1998, respectively, representing compound annual growth rates of 19.1% and 58.1%. CRA's revenues and income from operations have increased from $22.7 million and $4.0 million in the first twenty-four weeks of fiscal 1998 to $31.2 million and $5.9 million in the first twenty-four weeks of fiscal 1999, representing period-to-period increases of 37.3% and 48.9%.

INDUSTRY OVERVIEW

     Businesses are operating in an increasingly complex environment. Expanding access to powerful computers and software is providing companies with almost instantaneous access to a wide range of internal information, such as supply costs, inventory values, and sales and pricing data, as well as external information, such as market demand forecasts and customer buying patterns. The Internet is changing traditional distribution channels, thereby eliminating barriers to entry in many industries, and spurring new competition. At the same time, markets are becoming increasingly global, offering companies the opportunity to expand their presence throughout the world and exposing them to increased competition and the uncertainties of foreign operations. Many industries are rapidly consolidating as companies pursue mergers and acquisitions in response to increased competitive pressures and to expand their market opportunities. In addition, companies are relying to a greater extent on technological and business innovations to improve efficiency, thus increasing the importance of strategically analyzing their businesses and developing and protecting new technology. As a result of this increasingly competitive and complex business environment, companies must constantly gather, analyze and use available information to enhance their business strategies and operational efficiencies.

     The increasing complexity and changing nature of the business environment is also forcing governments to modify their regulatory strategies. For example, industries such as healthcare are subject to frequently changing regulations while other industries such as telecommunications and electric power are experiencing trends toward deregulation. These constant changes in the regulatory environment are leading to frequent litigation and interaction with government agencies as companies attempt to interpret and react to the implications of this changing environment. Furthermore, as the general business and regulatory environment becomes more complex, corporate litigation has also become more complicated, protracted, expensive and important to the parties involved.

     As a result, companies are increasingly relying on sophisticated economic and financial analysis to solve complex problems and improve decision-making. Economic and financial models provide the tools necessary to analyze a variety of issues confronting businesses, such as interpretation of sales data, effects of price changes, valuation of assets, assessment of competitors' activities, evaluation of new products and analysis of supply limitations. Governments are also relying to an increasing extent on economic and finance theory to measure the effects of anti-competitive activity, evaluate mergers and acquisitions, change regulations, implement auctions to allocate resources and establish transfer pricing rules. Finally, litigants and law firms are using economic and finance theory to help determine liability and to calculate damages in complex and high-stakes litigation. As the need for complex economic and financial analysis becomes more widespread, CRA believes that companies and governments are increasingly turning to outside consultants for access to the specialized expertise, experience and prestige that are not available to them internally.

COMPETITIVE STRENGTHS

     Since 1965, CRA has been committed to providing sophisticated consulting services to its clients. CRA believes that the following factors have been critical to its success:

     Strong Reputation for High Quality Consulting. For over 30 years, CRA has been a leader in providing sophisticated economic analysis and original, authoritative studies for clients involved in complex litigation and regulatory proceedings. As a result, CRA believes that it has established a strong reputation among leading law firm and business clients as a preferred source of expertise in economics, finance, business and strategy consulting, as evidenced by CRA's high level of repeat business and significant referrals from existing clients. In fiscal 1998, approximately 90% of CRA's revenues resulted from ongoing engagements and new engagements for existing clients. In addition, CRA believes that its significant name recognition, developed as a result of its work on many high profile litigation and regulatory engagements, has enhanced the development of its business consulting practice.

     Highly Educated, Experienced and Versatile Consulting Staff. CRA believes that its most important asset is its base of full-time employee consultants, particularly its senior consultants. Of CRA's 185 consultants as of July 31, 1999, 99 are either officers, principals or senior associates, substantially all of whom have a Ph.D. or a master's degree. Many of these senior consultants are nationally recognized as experts in their respective fields, having published scholarly articles, lectured extensively and been quoted in the press. In addition to their expertise in a particular field, most of CRA's consultants are able to apply their skills across numerous practice areas. This flexibility in staffing engagements is critical to CRA's ability to apply its resources as needed to meet the demands of its clients. As a result, CRA seeks to hire consultants who not only have strong analytical skills, but who are also creative, intellectually curious and driven to develop expertise in new practice areas and industries.

     Strong Corporate Culture. CRA believes its success has resulted in part from its strong corporate culture. CRA believes that consultants are attracted to CRA because of its more than 30-year history, its strong reputation, the credentials, experience and reputation of its employee consultants, the opportunity to work on a diverse array of matters, the opportunity to work with a broad group of renowned outside experts, and CRA's collegial atmosphere. CRA believes that its attractiveness as an employer is reflected in its relatively low turnover rate among employees. CRA also believes that these factors make CRA attractive to potential acquisition targets.

     Industry Expertise. By maintaining expertise in certain industries, CRA is able to offer clients creative and pragmatic advice tailored to their specific markets. This industry expertise, developed by CRA over decades of providing sophisticated consulting services to a diverse group of clients in industries such as chemicals, electric power and other energies, healthcare, materials, media and telecommunications, retail and wholesale distribution, and transportation, differentiates CRA from many of its competitors. CRA believes that it has developed a strong reputation and substantial name recognition within these specific industries, which leads to repeat business and new engagements from clients in those markets.

     Broad Range of Services. By offering clients both legal and regulatory consulting services and business consulting services, CRA is able to satisfy a broad array of client needs, ranging from expert testimony for complex lawsuits to designing global business strategies. This broad range of expertise enables CRA to take an interdisciplinary approach to certain engagements, combining economists and experts in one area with specialists in other disciplines. CRA emphasizes its diverse capabilities to clients and regularly cross-markets across its service areas. For example, it is not unusual for a client that CRA assists in a litigation matter to later retain CRA for a business consulting matter.

     Access to Leading Academic and Industry Experts. To enhance the expertise it provides to its clients, CRA maintains close working relationships with a select group of outside experts. Depending on client needs, CRA uses outside experts for their specialized expertise, assistance in conceptual problem-solving and expert witness testimony. CRA works regularly with renowned professors at Georgetown University, Harvard University, the Massachusetts Institute of Technology, Northwestern University, Stanford University, the University of California at Berkeley, the University of California at Los Angeles, the University of Toronto, the University of Virginia and other leading universities. Outside experts also generate business for CRA and provide CRA access to other leading academic and industry experts. By establishing affiliations with prestigious outside experts, CRA further enhances its reputation as a leading source of sophisticated economic and financial analysis. Since its initial public offering, CRA has increased the number of its exclusive relationships with outside experts from four to thirteen.

GROWTH STRATEGY

     CRA intends to enhance its position as a leading economic and business consulting firm by pursuing the following growth strategy:

     Attract and Retain High Quality Consultants as Employees. Since CRA's employee consultants are its most important asset, CRA's ability to attract and retain highly credentialed and experienced consultants both to work on engagements and to generate new business is crucial to its success. In order to attract highly qualified consultants, CRA offers competitive compensation and benefits and has developed a career enhancement program that offers consultants career enrichment opportunities and access to individualized training. CRA grants stock options to certain employees as part of its effort to attract and retain consultants, and offers employees the opportunity to purchase stock in CRA through an employee stock purchase plan.

     Increase Marketing Activities. Although CRA has historically relied primarily on its reputation and client referrals for new business, it has begun to expand its marketing activities in order to attract new clients and increase the overall exposure of its employee consultants. For example, CRA has increased its presence at selected conferences, seminars and public speaking engagements to generate additional client referrals and leads for new clients. CRA has also increased circulation of its publications to clients, which highlight emerging trends and noteworthy CRA engagements, and has encouraged its consultants to publish articles more frequently in the trade press and academic journals. CRA intends to continue to pursue these and other opportunities to expand its marketing activities.

     Expand Services. While CRA currently offers a broad range of services, CRA believes there are opportunities to expand the services and expertise it provides to its clients. For example, CRA recently significantly expanded its legal and regulatory consulting services in international trade, particularly with respect to antidumping, countervailing duty investigations and other international trade disputes. Similarly, CRA believes that it can expand into other related areas of business with its existing employee consultants, most of whom have experience in a wide variety of fields. To encourage the development of new ideas and expertise, CRA fosters an environment that rewards creativity and innovation.

     Establish Relationships with Additional Outside Experts. CRA intends to continue to establish relationships with additional leading academic and industry experts. Since its initial public offering, CRA has established exclusive relationships with nine additional outside experts. In addition to helping CRA serve its clients better, outside experts often provide CRA with new sources of business and expand CRA's network of academic affiliations. Moreover, CRA believes that affiliations with additional, prestigious outside experts will further enhance its reputation and aid in recruiting consultants. CRA may grant stock options to attract additional outside experts.

     Pursue Strategic Acquisitions and Alliances. CRA intends to continue to expand its operations through the acquisition of complementary businesses and by establishing strategic alliances. Given the highly fragmented nature of the consulting industry, CRA believes that there are numerous opportunities to acquire small consulting firms. For example, CRA acquired The Tilden Group in December 1998 and FinEcon in February 1999. CRA believes the acquisition of complementary businesses and the establishment of strategic alliances will provide it with additional employee consultants, new service offerings, additional industry expertise, a broader client base or offices in new geographic locations.

     There can be no assurance that CRA will be successful in any of the elements of its growth strategy.

SERVICES

     CRA offers services in two broad areas: legal and regulatory consulting and business consulting. In its legal and regulatory consulting practice, CRA usually works closely with law firms on behalf of one or more companies involved in litigation or regulatory proceedings. Many of the lawsuits and regulatory proceedings in which CRA is involved are high-stakes matters, such as obtaining regulatory approval of a pending merger or analyzing possible damages awards in a securities fraud case. The ability to formulate and effectively communicate powerful economic and financial arguments to courts and regulatory agencies is often critical to a successful outcome in litigation and regulatory proceedings. Through its highly educated and experienced consulting staff, CRA applies advanced analytic techniques in economics and finance to complex engagements for a diverse group of clients.

     In its business consulting practice, CRA typically provides services directly to companies seeking assistance with strategic issues that require expert economic or financial analysis. Many of these matters involve "mission-critical" decisions for the client, such as positioning and pricing a new product or developing a new technological process. CRA applies a highly analytical, quantitative approach to help companies analyze and respond to market forces and competitive pressures that affect their businesses. CRA advises its clients in many of the same areas in which it provides legal and regulatory consulting, such as finance and mergers and acquisitions. Applying its in-depth knowledge of specific industries, CRA is able to provide insightful, value-added advice to its clients. CRA offers clients practical and creative advice by challenging conventional approaches and generally avoiding predetermined solutions or methodologies.

     Engagements in CRA's two service areas often involve similar areas of expertise and address related issues, and it is common for CRA's employee consultants to work on engagements in both service areas. CRA estimates that it derived approximately 70% of its revenues in fiscal 1998 from legal and regulatory consulting and approximately 30% from business consulting.

     CRA offers its clients a wide range of legal, regulatory and business consulting services, including the following:

                        LEGAL AND REGULATORY CONSULTING

            AREA OF EXPERTISE                                DESCRIPTION OF SERVICES
            -----------------                                -----------------------
Antitrust.................................    Expert testimony and analysis to support law firms
                                              involved in antitrust litigation. Areas of expertise
                                              include collusion, price signaling, monopolization,
                                              tying, exclusionary conduct, resale price maintenance,
                                              predatory pricing and price discrimination.
Mergers and Acquisitions..................    Economic analysis to assist clients in obtaining
                                              domestic and foreign regulatory approvals, including
                                              in proceedings before the Federal Trade Commission and
                                              the Department of Justice. Analysis includes
                                              simulating the effects of mergers on prices,
                                              estimating demand elasticities, designing and
                                              administering customer and consumer surveys, and
                                              studying possible acquisition-related synergies.
Finance...................................    Valuations of businesses, products, intellectual
                                              property, contracts and securities. Expert testimony
                                              on valuation theory. Risk assessment for derivative
                                              securities. Computations of damages and liability
                                              analysis in securities fraud cases.
Intellectual Property.....................    Consulting and expert testimony in patent, trademark,
                                              copyright, trade secret and unfair competition
                                              disputes. Services include valuing property rights and
                                              estimating lost profits, reasonable royalties, unjust
                                              enrichment and prejudgment interest.
Transfer Pricing..........................    Advising clients with foreign operations regarding the
                                              establishment of transfer prices to improve tax
                                              position. Analysis includes assessment of functions
                                              and risks, valuation of intangible assets, and
                                              analysis of variations in tax laws. Expert testimony
                                              for clients involved in domestic and foreign lawsuits
                                              relating to transfer pricing.

            AREA OF EXPERTISE                                DESCRIPTION OF SERVICES
            -----------------                                -----------------------
Environment...............................    Expert testimony and consulting for environmental
                                              disputes in litigation proceedings and before
                                              government agencies. Services include determining
                                              responsibility for cleanups, estimating damages for
                                              spills, disposals and other environmental injuries,
                                              performing regulatory cost-benefit analysis, and
                                              developing innovative compliance techniques, such as
                                              emissions trading.
International Trade.......................    Expert testimony and consulting in international trade
                                              disputes. Expertise includes antidumping,
                                              countervailing duty examinations and other disputes
                                              involving a wide range of industries and numerous
                                              countries.
Damages...................................    Calculation of damages and critiquing opposing
                                              estimates of damages in complex commercial litigation.
                                              Analysis of specific economic attributes, such as
                                              price and sales volume, using expertise in applied
                                              microeconomics and econometrics.

                              BUSINESS CONSULTING

            AREA OF EXPERTISE                                DESCRIPTION OF SERVICES
            -----------------                                -----------------------
Business Strategy.........................    Advising clients on investment opportunities,
                                              cost-reduction programs, turnaround strategies, risk
                                              management, capital investments, diligence
                                              investigations, valuations and pricing strategies.
                                              Assessment of the strategic and financial fit of
                                              acquisition candidates. Analysis includes assessment
                                              of competitive advantages, efficiencies and antitrust
                                              implications of acquisitions.
Market Analysis...........................    Advising clients on product introductions,
                                              positioning, pricing strategies, competitive threats
                                              and probable market reactions to proposed actions.
                                              Analysis includes identifying and understanding market
                                              trends, measuring market size, estimating supply and
                                              demand balances, analyzing procurement strategies and
                                              evaluating the impact of government regulations.
Technology Management.....................    Assisting clients in managing industrial technologies
                                              from assessment through implementation, including
                                              analysis of the development process for products and
                                              services. Assessing the commercialization of new
                                              technologies by quantifying the costs and benefits of
                                              obtaining and implementing new technology. Conducting
                                              competitive analyses through statistical comparisons
                                              of key factors such as raw materials costs and
                                              productivity.

     NeuCo. NeuCo, CRA's majority-owned subsidiary, develops and markets a family of neural network software tools and complementary applications consulting services for electric utilities. NeuCo's products and services are designed to help utilities maximize the use of their power plants by improving heat rate, reducing emissions, overcoming operating constraints and increasing output capability.

INDUSTRY EXPERTISE

     CRA believes its ability to combine expertise in advanced economic and financial methods with in-depth knowledge of particular industries is one of its key competitive strengths. By maintaining expertise in certain industries, CRA provides clients practical advice that is tailored to their specific markets. This industry expertise, which CRA developed over decades of providing sophisticated consulting services to a diverse group of clients in many industries, differentiates CRA from many of its competitors. CRA believes that it has developed a strong reputation and substantial name recognition within specific industries, which leads to repeat business and new engagements from clients in those markets. While CRA provides services to clients in a wide variety of industries, it has particular expertise in the following industries:

     - Chemicals

     - Electric Power and Other Energies

     - Healthcare

     - Materials

     - Media and Telecommunications

     - Retail and Wholesale Distribution

     - Transportation

CLIENT ENGAGEMENTS

     The following are examples of CRA's engagements:

  Legal and Regulatory Consulting

     CRA assisted Sprint in evaluating the economic impact of the proposed merger of WorldCom and MCI on the core backbone market, which is the group of providers that are instrumental in ensuring the connectivity upon which other Internet service providers, or ISPs, and ultimately all Internet users, depend. The WorldCom-MCI merger could increase the amount of Internet traffic attributable to the combined network and thereby increase the risk that the merged entity would either discontinue or degrade the quality of interconnection services available to competing core backbone providers, including Sprint. CRA applied sophisticated analytical techniques to issues of network externalities, market concentration and competition. For competitive reasons, the US Department of Justice and the European Commission conditioned approval of the merger on divestiture of either the WorldCom or MCI backbone. To satisfy this condition, MCI sold InternetMCI, including MCI's retail business, to Cable & Wireless.

     CRA assisted attorneys representing the three subscription digital audio services that offer direct satellite broadcasts -- Digital Cable Radio (or Music Choice), Digital Music Express, and DiSH CD -- in proceedings before the Copyright Arbitration Royalty Panel, or CARP, to determine licensing royalty rates for the public performance of digital sound recordings under the Digital Performance Right in Sound Recordings Act of 1995. CRA presented analysis and testimony challenging the reasonableness of evidence of economic behavior presented by the Recording Industry Association of America to support a high royalty rate. CRA believes its analysis and testimony persuaded the CARP, and ultimately the Register of Copyrights on review of the CARP proceeding, to approve rates much lower than those proposed by the RIAA.

  Business Consulting

     CRA assisted an international mining company in developing a strategy to enhance shareholder value in prevailing market conditions. CRA was retained to work closely with top management to assess the company's production capabilities, competitive positioning and marketing capabilities, and then to recommend specific actions for cost savings and for growth investments. CRA helped management choose key strategic options and develop a strategy, and then presented the recommendations to the company's board. As a direct result of CRA's industry expertise and market knowledge, the company has embarked on an ambitious implementation schedule and already begun to realize some benefits.

     CRA assisted a global producer of commodity surfactants in positioning itself along the chain from feedstock through specialty surfactants. The client faced two decisions: whether it should invest in broadening its position into potentially higher-value specialty products, and whether it was sufficiently positioned in feedstocks to be a long-term leader. Drawing on its deep knowledge of chemicals processes and markets, CRA examined the scale required to be a viable player, the scope of the product portfolio, the technology requirements and the value of integration. CRA recommended a major effort to improve positioning in upstream integration as the first stage of the strategy. As a second stage, the client developed an investment program in specialty surfactants, focusing on key functions and markets where it could generate value. Today, the client is well positioned across a range of highly valued specialty product areas.

HUMAN RESOURCES

     On July 31, 1999, CRA had 185 full-time employee consultants, consisting of 37 officers, 62 other senior consultants (either principals or senior associates) and 86 junior consultants (either associates or analysts), and had over 74 full-time administrative staff members. Officers and principals generally work closely with clients, supervise junior consultants, provide expert testimony on occasion and seek to generate business for CRA. Senior associates and associates typically serve as project managers and handle complex research assignments. Analysts gather and analyze data sets and complete statistical programming and library research.

     CRA derives most of its revenues directly from the services provided by its full-time employee consultants. CRA's consultants have backgrounds in many disciplines, including economics, business, corporate finance, materials sciences and engineering. Substantially all of CRA's senior consultants, consisting of officers, principals and senior associates, have either a Ph.D. or a master's degree in addition to substantial management, technical or industry expertise. Of CRA's total senior consulting staff of 99 as of July 31, 1999, 53 have Ph.D.s in economics, 7 have Ph.D.s in other disciplines and 28 have other advanced degrees. CRA believes that its financial results, reputation and growth are directly related to the number and quality of its consultants.

     CRA is highly selective in its hiring of employee consultants, recruiting primarily from leading universities, industry and government. CRA believes that consultants choose to work at CRA because of its strong reputation, the credentials, experience and reputation of its consultants, the opportunity to work on a diverse array of matters, the opportunity to work with renowned outside experts, and CRA's collegial atmosphere. CRA believes that its attractiveness as an employer is reflected in its relatively low turnover rate among employees. In 1998, CRA restructured its recruiting operations to decentralize hiring and implement a team hiring approach. CRA has designated two or more recruiting teams at each of its principal offices and given each team responsibility for identifying, interviewing and hiring qualified candidates. Teams have specific hiring goals for fiscal 2000. CRA has also expanded the group of leading universities and degree programs from which it selects candidates.

     CRA's training and career development program for its employee consultants focuses on three areas: supervision, seminars and scheduled courses. This program is designed to complement on-the-job experience and an employee's pursuit of his or her own career development. New consultants participate in a structured program in which they are partnered with an assigned mentor. Through CRA's ongoing seminar program, outside speakers make presentations and conduct discussions with the consultants on various topics. In addition, consultants are expected to present papers, discuss significant cases, or outline new analytical techniques or marketing opportunities periodically at in-house seminars. CRA also provides scheduled courses designed to improve an employee's professional skills, such as presentation and sales and marketing techniques. CRA also encourages its consultants to pursue their academic interests by writing articles for economic and other journals.

     Each of CRA's senior employee consultants has signed a non-solicitation agreement which generally prohibits the employee from soliciting CRA's clients for a period of six months following termination of the person's employment with CRA and from soliciting CRA's employees for a period of two years after termination of the person's employment. In order to align each officer's interest with the overall interests and profitability of CRA, CRA has adopted a policy requiring each of its officers to have an equity interest in CRA. All of CRA's senior consultants who were stockholders of CRA before its initial public offering are parties to a stock restriction agreement that prohibits them from selling or otherwise transferring shares of common stock held immediately before the initial public offering except under certain circumstances. For more information on this agreement, see "Principal and Selling Stockholders -- Stock Restriction Agreement."

     In addition, CRA works closely with a select group of approximately 40 outside experts from leading universities and industry, who supplement the work of CRA's employee consultants and generate business for CRA. In fiscal 1998, six of CRA's outside experts generated engagements that accounted for approximately 19% of CRA's revenues. CRA believes that outside experts choose to work with CRA on engagements because of the interesting and challenging nature of the work involved, the opportunity to work with CRA's highly educated consultants and the financially rewarding nature of the work. Thirteen outside experts have entered into agreements with CRA that restrict their right to compete with CRA.

MARKETING

     CRA relies to a significant extent on the efforts of its employee consultants, particularly its officers and principals, to market CRA's services. CRA encourages its consultants to generate new business from both existing and new clients, and rewards its consultants with increased compensation and promotions for obtaining new business. In pursuing new business, CRA's consultants emphasize CRA's institutional reputation and experience, while also promoting the expertise of the particular employees who will work on the matter. Many of CRA's consultants have published articles in industry, business, economic, legal and scientific journals and have made speeches and presentations at industry conferences and seminars, which serve as a means of attracting new business and enhancing their reputations. On occasion, consultants work with one or more outside experts to market CRA's services.

     CRA supplements the personal marketing efforts of its employee consultants with firm-wide initiatives. Historically, CRA relied primarily on its reputation and client referrals for new business. Since 1995, CRA has increased its marketing activities. CRA regularly organizes seminars for existing and potential clients featuring panel members that include CRA's consultants, outside experts and leading government officials. CRA has an extensive set of brochures organized around CRA's service areas, which outline CRA's experience and capabilities. In 1998, CRA increased the frequency with which it distributes publications to existing and potential clients highlighting emerging trends and noteworthy CRA engagements. Because existing clients are an important source of repeat business and referrals, CRA communicates regularly with its existing clients to keep them informed of developments that affect their markets and industries.

     In its legal and regulatory consulting practice, CRA derives much of its new business from referrals by existing clients. CRA has worked with leading law firms across the country and believes it has developed a reputation among law firms as a preferred source of sophisticated economic advice for litigation and regulatory work. For its business consulting practice, CRA also relies on referrals from existing clients, but supplements referrals with a significant amount of direct marketing to new clients through conferences, publications, presentations and direct solicitations.

     It is important to CRA that it conduct business ethically and in accordance with industry standards and CRA's own rigorous professional standards. CRA carefully considers the pursuit of each specific market, client and engagement. Before CRA accepts a new client or engagement, CRA determines whether a conflict of interests exists by circulating a client development report among its officers and by checking its internal client database.

COMPETITION

     The market for economic and business consulting services is intensely competitive, highly fragmented and subject to rapid change. In general, there are few barriers to entry into CRA's markets, and CRA expects to face additional competition from new entrants into the economic and business consulting industries. In the legal and regulatory consulting market, CRA competes primarily with other economic consulting firms and individual academics. CRA believes that the principal competitive factors in this market are reputation, analytical ability, industry expertise and service. In the business consulting market, CRA competes primarily with other business and management consulting firms, specialized or industry-specific consulting firms, the consulting practices of large accounting firms, and the internal professional resources of existing and potential clients. CRA believes that the principal competitive factors in this market are reputation, industry expertise, analytical ability, service and price. Many of CRA's competitors have national and international reputations as well as significantly greater personnel, financial, managerial, technical and marketing resources than CRA. Some of CRA's competitors also have a significantly broader geographic presence than CRA. CRA may be unable to compete successfully with its existing competitors or with any new competitors.

FACILITIES

     In the aggregate, CRA leases approximately 90,000 square feet of office space in the following offices: CRA's headquarters in Boston, Massachusetts; two offices in Los Angeles, California; and one office in each of Oakland, California; Palo Alto, California; Toronto, Ontario; and Washington, D.C. All of CRA's offices are electronically linked together and have access to CRA's core consulting tools. CRA believes that its existing facilities are adequate to meet its current requirements and that suitable space will be available as needed.

LEGAL PROCEEDINGS

     CRA is not a party to any legal proceedings the outcome of which, in the opinion of its management, would have a material adverse effect on its business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     CRA's executive officers and directors are as follows:

NAME                                           AGE                       POSITION
----                                           ---                       --------
Franklin M. Fisher (1)(2)....................  64    Chairman of the Board
Rowland T. Moriarty (1)(2)...................  52    Vice Chairman of the Board
James C. Burrows.............................  55    President, Chief Executive Officer and Director
Laurel E. Morrison...........................  48    Chief Financial Officer, Vice President, Finance
                                                     and Administration, and Treasurer
William B. Burnett (2).......................  50    Vice President and Director
Firoze E. Katrak (3).........................  48    Vice President and Director
Carl Kaysen (1)(3)...........................  79    Director
Garth Saloner (2)(3).........................  44    Director
Steven C. Salop..............................  52    Director

------------
(1) Member of the compensation committee
(2) Member of the governance committee
(3) Member of the audit committee

     Franklin M. Fisher has served as an outside expert and a director of CRA since 1967. Since April 1997, Dr. Fisher has served as Chairman of the board of directors. Dr. Fisher has been a professor of economics at the Massachusetts Institute of Technology since 1965, and the president and sole employee of FMF, Inc., an economic consulting firm, since 1980. Dr. Fisher is also a director of the National Bureau of Economic Research. He received his Ph.D. in economics from Harvard University in 1960.

     Rowland T. Moriarty has served as a director of CRA since 1986 and as Vice Chairman of the board of directors since December 1992. Dr. Moriarty is also Chairman of the board of managers and a member of NeuCo. Dr. Moriarty has served as Chairman and Chief Executive Officer of Cubex Inc., an international marketing consulting firm, since 1992. Dr. Moriarty was a professor at the Harvard Business School from 1981 to 1992, where he received his D.B.A. in Marketing in 1980. He is a director of Staples, Inc. and Trammell Crow Corporation.

     James C. Burrows joined CRA in 1967 and has served as its President and Chief Executive Officer since March 1995 and as a director since April 1993. Dr. Burrows has also served as a manager of NeuCo since June 1997. Since December 1992, Dr. Burrows has directed CRA's legal and regulatory consulting practice. From 1971 to March 1995, Dr. Burrows served as a Vice President of CRA and from June 1987 to December 1992 also directed CRA's economic litigation program. Dr. Burrows received his Ph.D. in economics from the Massachusetts Institute of Technology in 1970.

     Laurel E. Morrison has served as Chief Financial Officer, Vice President of Finance and Administration, and Treasurer of CRA since December 1996 and as a manager of NeuCo since January 1999. Ms. Morrison served as Controller of CRA from May 1993 until December 1996. Ms. Morrison previously served as Controller of MicroMentor, Inc., a software company, from November 1992 to May 1993. Ms. Morrison is a certified public accountant.

     William B. Burnett joined CRA as Vice President in 1988 and has served as a director since June 1994. From 1982 to 1988, Mr. Burnett served as a Vice President of Glassman-Oliver Economic Consultants, Inc., a consulting firm. Before joining Glassman-Oliver, Mr. Burnett served in the Bureau of Economics at the Federal Trade Commission from 1976 to 1982. Mr. Burnett received his M.A. in economics from Cornell University in 1975.

     Firoze E. Katrak has served as Vice President of CRA since 1986 and as a director of CRA since April 1993. Since June 1987, he has served as head of CRA's materials and manufacturing consulting practice. Dr. Katrak received his Ph.D. in materials engineering from the Massachusetts Institute of Technology in 1978 and has been an employee of CRA since that time.

     Carl Kaysen has served as a director of CRA since 1986. From December 1992 until April 1997, Dr. Kaysen served as Chairman of the board of directors. Since 1990, Dr. Kaysen has been professor emeritus of political economy in the School of Humanities and Social Science at the Massachusetts Institute of Technology. Dr. Kaysen received his Ph.D. in economics from Harvard University in 1954.

     Garth Saloner has served as a director of CRA since December 1998. Dr. Saloner has served as Robert A. Magowan Professor of Strategic Management and Economics at the Graduate School of Business at Stanford University since September 1992. He also served as Associate Dean for Academic Affairs and Director of Research and Curriculum Development at the Stanford business school from July 1993 to August 1996. Before joining the faculty at Stanford in 1990, Dr. Saloner taught at the Massachusetts Institute of Technology and the Sloan School of Management at MIT. Dr. Saloner received his Ph.D. in economics, business and public policy from Stanford University. He also earned an M.B.A. from the University of the Witwatersrand. Dr. Saloner is a director of Brilliant Digital Entertainment, Inc. and QRS Corporation.

     Steven C. Salop has served as a director of CRA since September 1998. Dr. Salop has been Professor of Economics and Law at the Georgetown University Law Center since August 1982. Dr. Salop previously served on the board of directors from June 1993 to April 1998. Dr. Salop received his Ph.D. in economics from Yale University in 1972.

     The board of directors is divided into three classes, one class of which is elected each year at the annual meeting of stockholders to hold office for a term of three years. Mr. Burnett, Dr. Moriarty and Dr. Salop serve as Class I directors; their terms of office expire in 2002. Drs. Katrak, Kaysen and Saloner serve as Class II directors; their terms of office expire in 2000. Drs. Fisher and Burrows serve as Class III directors; their terms of office expire in 2001. Each director also continues to serve as a director until his successor is duly elected and qualified. Executive officers of CRA are elected by and serve at the discretion of the board of directors.

     The board of directors has a compensation committee, an audit committee and a governance committee. The compensation committee provides recommendations to the board of directors concerning salaries and incentive compensation for employees of and consultants to CRA. The audit committee reviews the scope and results of the audit and other services provided by CRA's independent auditors. The governance committee nominates persons to serve as directors of CRA.

     There are no family relationships among the directors and executive officers of CRA.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of CRA's common stock as of July 31, 1999 and as adjusted to reflect the sale by CRA and the selling stockholders of the shares of common stock offered by this prospectus by:

     - each person known by CRA to be the beneficial owner of more than five percent of the common stock;

     - each of CRA's directors;

     - each of CRA's executive officers;

     - all directors and executive officers of CRA as a group; and

     - each selling stockholder.

     The persons named in this table have sole voting and investment power with respect to the shares listed, except as otherwise indicated. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. The description of shares owned after the offering assumes none of the listed stockholders will purchase additional shares in the offering. The total number of shares of common stock outstanding as of July 31, 1999 was 8,468,544. The number of shares of common stock deemed outstanding after the offering includes the additional 200,000 shares that CRA is offering.

                                                                                       SHARES TO BE
                                               SHARES BENEFICIALLY     NUMBER OF       BENEFICIALLY
                                              OWNED BEFORE OFFERING     SHARES     OWNED AFTER OFFERING
                                              ----------------------     TO BE     ---------------------
NAME                                            NUMBER      PERCENT     OFFERED      NUMBER     PERCENT
----                                          ----------    --------   ---------   ----------   --------
5% STOCKHOLDERS, DIRECTORS AND EXECUTIVE
  OFFICERS:
James C. Burrows (1)........................    624,603        7.4%     128,717      495,886       5.7%
John Hancock Mutual Life Insurance Company
  (2).......................................    555,200        6.6           --      555,200       6.6
Steven C. Salop (3).........................    533,000        6.3      161,752      371,248       4.3
Franklin M. Fisher (4)......................    386,247        4.6      100,998      285,249       3.3
Rowland T. Moriarty (5).....................    374,720        4.4      110,516      264,204       3.0
William B. Burnett (6)......................    274,489        3.2       77,338      197,151       2.3
Firoze E. Katrak (7)........................    267,602        3.2       76,371      191,231       2.2
Carl Kaysen (8).............................     63,714          *       16,756       46,958         *
Laurel E. Morrison (9)......................     29,000          *        8,743       20,257         *
Garth Saloner (10)..........................         --          *           --           --         *
All directors and executive officers as a
  group (9 persons) (11)....................  2,553,375       30.1      681,191    1,872,184      21.5
OTHER SELLING STOCKHOLDERS:
Kenneth L. Grinnell as Trustee of The James
  C. Burrows Qualified Annuity Trust -- 1998
  (12)......................................    130,000        1.5       43,717       86,283       1.0
Jenny Fitz Moriarty as Trustee of The
  Rowland T. Moriarty Qualified Annuity
  Trust 1998 (13)...........................     99,574        1.2       33,485       66,089         *
Judith R. Gelman as Trustee of The Salop
  Irrevocable GST -- Exempt Trust 1998
  (14)......................................     93,600        1.1       31,476       62,124         *
Judith R. Gelman as Trustee of The Salop
  Irrevocable GST -- Taxable Trust 1998
  (14)......................................     93,600        1.1       31,476       62,124         *
Other Selling Stockholders..................                            818,809

------------
 *  Less than one percent.

 (1) Includes 4,347 shares subject to options exercisable within 60 days of July 31, 1999 and 130,000 shares held by Kenneth L. Grinnell as Trustee of The James C. Burrows Qualified Annuity Trust -- 1998, a trust for the benefit of Dr. Burrows and members of his immediate family. Shares to be sold by Dr. Burrows include 43,717 shares to be sold by Mr. Grinnell in his capacity as such trustee. Dr. Burrows is President, Chief Executive Officer and a director of CRA and a manager of NeuCo. The address for Dr. Burrows is in care of CRA, 200 Clarendon Street, Boston, Massachusetts 02116.

 (2) The number of shares beneficially owned by John Hancock Mutual Life Insurance Company ("JHMLIC") is based solely on information in a Schedule 13G filed on January 22, 1999 by JHMLIC, John Hancock Subsidiaries, Inc. ("JHS"), The Berkeley Financial Group, Inc. ("BFG") and John Hancock Advisers, Inc. ("JHA"). JHA has sole voting power and sole investment power with respect to 555,200 shares of common stock pursuant to advisory agreements with several funds. JHMLIC, JHS and BFG reported that they possess indirect beneficial ownership of shares beneficially owned by JHA because they are direct or indirect parents of JHA. The address for JHMLIC and JHS is John Hancock Place, P.O. Box 111, Boston, Massachusetts 02117, and the address for BFG and JHA is 101 Huntington Avenue, Boston, Massachusetts 02199.

 (3) Includes 187,200 held by Judith R. Gelman, Dr. Salop's wife, as trustee of each of The Salop Irrevocable GST -- Exempt Trust 1998 and The Salop Irrevocable GST -- Taxable Trust 1998, two trusts for the benefit of members of Dr. Salop's immediate family. Shares to be sold by Dr. Salop include 62,952 shares to by sold by Ms. Gelman in her capacity as such trustees. Dr. Salop is a director of CRA. The address for Dr. Salop is in care of CRA, Suite 700, 600 13th Street, N.W., Washington, D.C. 20005.

 (4) Dr. Fisher is Chairman of the board of directors of CRA.

 (5) Includes 5,000 shares subject to options exercisable within 60 days of July 31, 1999 and 99,574 shares held by Jenny Fitz Moriarty, Dr. Moriarty's wife, as Trustee of The Rowland T. Moriarty Qualified Annuity Trust 1998, a trust for the benefit of Dr. Moriarty and members of his immediate family. Shares to be sold by Dr. Moriarty include 33,485 shares to be sold by Mrs. Moriarty in her capacity as such trustee. Dr. Moriarty is Vice Chairman of the board of directors of CRA and Chairman of the board of managers and a member of NeuCo.

 (6) Includes 3,500 shares subject to options exercisable within 60 days of July 31, 1999. Mr. Burnett is a Vice President and director of CRA.

 (7) Dr. Katrak is a Vice President and director of CRA.

 (8) Includes 5,000 shares subject to options exercisable within 60 days of July 31, 1999. Dr. Kaysen is a director of CRA.

 (9) Includes 3,000 shares subject to options exercisable within 60 days of July 31, 1999. Ms. Morrison is Chief Financial Officer, Vice President, Finance and Administration, and Treasurer of CRA and a manager of NeuCo.

(10) Dr. Saloner is a director of CRA.

(11) See notes 1 and 3 through 10.

(12) See note 1.

(13) See note 5.

(14) See note 3.

STOCK RESTRICTION AGREEMENT

     Each person who was a stockholder of CRA before CRA's initial public offering is subject to a stock restriction agreement with CRA. The stock restriction agreement prohibits each pre-IPO stockholder from selling or otherwise transferring shares of common stock held immediately before the IPO as follows:

     - before April 24, 2000, no pre-IPO stockholder may sell any of his or her pre-IPO stock, except that he or she may sell pre-IPO stock in public offerings;

     - from April 24, 2000 to April 23, 2003, each pre-IPO stockholder will be able to sell up to an aggregate of 50% of his or her pre-IPO stock, less any shares previously sold in public offerings;

     - from April 24, 2003 to April 23, 2005, each pre-IPO stockholder will be able to sell up to an aggregate of an additional 20% of his or her pre-IPO stock; and

     - on and after April 24, 2005, each pre-IPO stockholder will be able to sell, in any 12-month period, an amount equal to the greater of:

          - 10% of his or her pre-IPO stock, or

          - one-third of the pre-IPO stock held by him or her on April 24, 2005.

Upon the death or retirement for disability of any pre-IPO stockholder in accordance with CRA's policies, the foregoing restrictions will terminate with respect to his or her pre-IPO stock. The board of directors has the discretion to waive any of the restrictions imposed by the stock restriction agreement and has waived all restrictions that apply to shares to be sold in this offering.

     Under the terms of the stock restriction agreement, if any pre-IPO stockholder leaves CRA other than for death or retirement for disability in accordance with CRA's policies, CRA will have the right to repurchase his or her pre-IPO stock as follows:

     - before April 24, 2000, CRA may repurchase up to 85% of his or her pre-IPO stock;

     - from April 24, 2000 to April 23, 2003, CRA may repurchase up to 50% of his or her pre-IPO stock; and

     - on and after April 24, 2003, CRA may repurchase all of the pre-IPO stock that the pre-IPO stockholder did not already become entitled to sell.

The purchase price will be equal to 70% of the fair market value of the repurchased stock (95% in the case of pre-IPO stockholders who retire on or after April 24, 2003), or, if the pre-IPO stockholder competes with CRA, 40% of fair market value. The purchase price will be payable in three equal annual installments. The stock restriction agreement will terminate on April 23, 2008 or earlier with the approval of the board of directors of CRA.

                          DESCRIPTION OF CAPITAL STOCK

     CRA's authorized capital stock consists of 25,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of July 31, 1999, there were 8,468,544 shares of common stock outstanding and no shares of preferred stock outstanding.

COMMON STOCK

     Holders of common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to the holders of outstanding preferred stock, if any, the holders of common stock are entitled to receive whatever lawful dividends the board of directors may declare. In the event of a liquidation, dissolution or winding up of the affairs of CRA, whether voluntary or involuntary, and subject to the rights of the holders of outstanding preferred stock, if any, the holders of common stock will be entitled to receive pro rata all of the remaining assets of CRA available for distribution to its stockholders. The common stock has no preemptive, redemption, conversion or subscription rights. All outstanding shares of common stock are fully paid and non-assessable, except for installments not yet due and payable by a stockholder of CRA. As of July 31, 1999, the stockholder owed CRA an aggregate of $9,898 in future installments. The shares of common stock that CRA will issue in the offering will be fully paid and non-assessable.

PREFERRED STOCK

     CRA's amended and restated articles of organization authorize the board of directors, subject to any limitations prescribed by Massachusetts law, to issue preferred stock in one or more series, to establish from time to time the number of shares in each series and to fix the preferences, voting powers, qualifications, and special or relative rights or privileges of the preferred stock. The board of directors may issue preferred stock with voting, conversion, and other rights and preferences that could adversely affect the voting power or other rights of the holders of common stock. Although CRA has no current plans to issue any preferred stock, the issuance of preferred stock or of rights to purchase preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of CRA.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF CRA'S ARTICLES OF ORGANIZATION AND BY-LAWS AND OF MASSACHUSETTS LAW

     CRA's amended and restated articles of organization and amended and restated by-laws and Massachusetts law contain provisions that could have anti-takeover effects and that could discourage, delay or prevent a change in control of CRA or an acquisition of CRA at a price that many stockholders may find attractive. These provisions may also discourage proxy contests and make it more difficult for stockholders of CRA to effect some corporate actions, including the election of directors. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of common stock.

  Articles and By-Laws

     CRA's by-laws provide that, in order to nominate any person for election as a director of CRA at any annual or special meeting of stockholders, a stockholder must notify CRA of the nomination a specified number of days before the meeting and must furnish to CRA information about the stockholder and the intended nominee. Similarly, the by-laws provide that, in order to bring any business before any annual or special meeting of stockholders, a stockholder must provide advance notice of the proposal to CRA and must furnish to CRA information about the stockholder, other supporters of the proposal, their stock ownership and their interest in the proposed business.

     CRA's by-laws require CRA to call a special meeting of stockholders only at the request of stockholders holding at least 40% of the voting power of CRA. The provisions in the by-laws pertaining to stockholders and directors, including the provisions described above pertaining to nominations and the presentation of business before a meeting of the stockholders, may not be amended, nor may any other provision inconsistent with those provisions be adopted, without the approval of either the board of directors or the holders of at least 80% of the voting power of CRA.

     CRA's articles provide that certain transactions, such as the sale, lease or exchange of all or substantially all of CRA's property and assets or the merger or consolidation of CRA into or with any other corporation, may be authorized by the approval of the holders of a majority of the shares of each class of stock entitled to vote on the matter, rather than by two-thirds as otherwise provided by statute, but only if a majority of the directors has authorized the transaction and all other applicable requirements of the articles have been met.

     CRA's articles contain a "fair price" provision that provides that certain "business combinations" with any "interested stockholder," as those terms are defined in the fair price provision, may not be consummated without the approval of the holders of at least 80% of the voting power of CRA, unless approved by at least a majority of the "disinterested directors," as defined in the fair price provision, or unless certain minimum price and procedural requirements are met. A significant purpose of the fair price provision is to deter a purchaser from using two-tiered pricing and similar unfair or discriminatory tactics in an attempt to acquire control of CRA. The affirmative vote of the holders of 80% of the voting power of CRA is required to amend or repeal the fair price provision or adopt any provision inconsistent with it.

  Massachusetts Law

     CRA is subject to Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly held Massachusetts corporation from engaging in a "business combination" with an "interested stockholder" for three years after the date of the transaction in which the person becomes an interested stockholder, unless either:

     - before that date, the board of directors approved either the business combination or the transaction in which the person became an interested stockholder;

     - the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by affiliates of the corporation) at the time it becomes an interested stockholder; or

     - the business combination is approved by the board of directors and by the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) voting at a meeting.

In general, an "interested stockholder" under the statute is a person who owns 5% or more of the outstanding voting stock of the corporation, or 15% or more in the case of a person eligible to file a Schedule 13G under the Securities Exchange Act with respect to that voting stock, or a person who is an affiliate or associate of the corporation and within the previous three years was the owner of 5% or more of the outstanding voting stock of the corporation, or 15% or more in the case of a person eligible to file a Schedule 13G with respect to that voting stock. A "business combination" under the statute includes mergers, consolidations, stock and asset sales, and other transactions with the interested stockholder resulting in a financial benefit to the interested stockholder, except proportionately as a stockholder of the corporation. CRA may at any time amend its articles or by-laws to elect not to be governed by Chapter 110F by a vote of the holders of a majority of its voting stock. Such an amendment would not be effective for twelve months and would not apply to a business combination with any person who became an interested stockholder before the date of the amendment.

     CRA is subject to Section 50A of Chapter 156B of the Massachusetts General Laws, which requires that any publicly held Massachusetts corporation have a classified, or staggered, board of directors unless the corporation opts out of the statute's coverage. CRA has not elected to opt out of the statute's coverage. Section 50A requires that the classified board consist of three classes as nearly equal in size as possible and provides that directors may be removed only for cause, as defined in the statute.

     CRA's by-laws exempt CRA from Chapter 110D of the Massachusetts General Laws, entitled "Regulation of Control Share Acquisitions." In general, this statute provides that any stockholder who acquires 20% or more of the outstanding voting stock of a corporation subject to this statute may not vote that stock unless the disinterested stockholders of the corporation so authorize. In addition, Chapter 110D permits a corporation to provide in its articles of organization or by-laws that the corporation may redeem, for fair value, all of the shares acquired in a control share acquisition if the interested stockholder does not deliver a control share acquisition statement or if the interested stockholder delivers a control share acquisition statement but the stockholders of the corporation do not authorize voting rights for those shares. The board of directors may amend the by-laws at any time to subject CRA to this statute prospectively.

     Under Section 43 of Chapter 156B of the Massachusetts General Laws, any action taken by written consent of the stockholders requires the unanimous written consent of the stockholders entitled to vote on the matter.

LIMITATION OF LIABILITY

     CRA's articles provide that no director of CRA will be personally liable to CRA or to its stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation will not eliminate or limit liability:

     - for any breach of the director's duty of loyalty to CRA or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 61 or 62 of Chapter 156B of the Massachusetts General Laws, dealing with liability for unauthorized distributions and loans to insiders, respectively; or

     - for any transaction from which the director derived an improper personal benefit.

     CRA's articles and by-laws further provide for the indemnification of CRA's directors and officers to the fullest extent permitted by Section 67 of Chapter 156B of the Massachusetts General Laws, including circumstances in which indemnification is otherwise discretionary.

     A principal effect of these provisions is to limit or eliminate the potential liability of CRA's directors for monetary damages arising from breaches of their duty of care, unless the breach involves one of the four exceptions described above. These provisions may also shield directors from liability under federal and state securities laws.

STOCK TRANSFER AGENT

     The transfer agent and registrar for the common stock is EquiServe L.P.

                                  UNDERWRITING

     CRA and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, William Blair & Company, L.L.C. and Salomon Smith Barney Inc. are the representatives of the underwriters. CRA and the selling stockholders have entered into a firm commitment underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, CRA and the selling stockholders have agreed to sell to the underwriters, and the underwriters have each agreed to purchase, the number of shares of common stock listed next to its name in the following table.

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
Banc of America Securities LLC..............................
William Blair & Company, L.L.C. ............................
Salomon Smith Barney Inc. ..................................
                                                              ---------
     Total..................................................  1,700,000
                                                              =========

     The underwriters will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to some dealers
a concession of not more than $     per share. The underwriters also may allow,
and any dealers may reallow, a concession of not more than $     per share to
some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

     - receipt and acceptance of the common stock by the underwriters

     - the right to reject orders in whole or in part.

     The underwriters have an option to buy up to 255,000 additional shares of common stock from the selling stockholders. These additional shares would cover sales of shares by the underwriters which exceed the number of shares specified in the table above, and will be sold by the selling stockholders on a pro rata basis if the underwriters do not exercise this option in full. The underwriters have 30 days to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above. CRA will pay the expenses, other than the underwriting discounts and commissions paid by the selling stockholders, associated with the exercise of the over-allotment option.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by CRA and the selling stockholders. Such amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                                                     PAID BY THE
                                                     PAID BY CRA                 SELLING STOCKHOLDERS
                                             ----------------------------    ----------------------------
                                             NO EXERCISE    FULL EXERCISE    NO EXERCISE    FULL EXERCISE
                                             -----------    -------------    -----------    -------------
Per share..................................
Total......................................

     CRA and its directors, executive officers and certain other stockholders of
CRA, who will hold in the aggregate approximately           shares of common
stock after the offering, have entered into lock-up agreements with the underwriters. Under those agreements, CRA and those directors, executive officers and stockholders may not dispose of or hedge any CRA common stock or securities convertible into or exchangeable for shares of CRA common stock unless permitted to do so by Banc of America Securities LLC. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

     CRA and the selling stockholders will indemnify the underwriters against liabilities under the Securities Act and other liabilities. If CRA and the selling stockholders are unable to provide this indemnification, they will contribute to payments the underwriters may be required to make in respect of those liabilities.

     In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock, including:

     - short sales

     - stabilizing transactions

     - purchases to cover positions created by short sales.

     Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

     The underwriters also may impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

     As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter-market or otherwise.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus will be passed upon for CRA and the selling stockholders by Foley, Hoag & Eliot LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements of CRA at November 29, 1997 and November 28, 1998, and for each of the fiscal years in the three-year period ended November 28, 1998, appearing and incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing and incorporated by reference herein and in the registration statement and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     CRA files annual reports, quarterly reports, current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of CRA's SEC filings at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

     The SEC requires CRA to "incorporate by reference" information from its other SEC filings. This means that CRA can disclose information to you by referring you to those other filings, and the information incorporated by reference is considered to be part of this prospectus. In addition, some information that CRA files with the SEC after the date of this prospectus will automatically update, and in some cases supersede, the information contained in this prospectus or otherwise incorporated by reference in this prospectus. CRA is incorporating by reference the information contained in the following SEC filings:

     - CRA's Annual Report on Form 10-K for the fiscal year ended November 28, 1998 (as filed on February 23, 1999), as amended by Amendment No. 1 on Form 10-K/A (as filed on March 26, 1999) and Amendment No. 2 on Form 10-K/A (as filed on May 7, 1999);

     - CRA's Quarterly Report on Form 10-Q for the fiscal quarter ended February 19, 1999 (as filed on April 5, 1999);

     - CRA's Quarterly Report on Form 10-Q for the fiscal quarter ended May 14, 1999 (as filed on June 25, 1999);

     - CRA's Current Reports on Form 8-K dated September 14, 1998 (as filed on January 21, 1999) and December 15, 1998 (as filed on December 30, 1998);

     - CRA's definitive Proxy Statement for its Special Meeting in Lieu of Annual Meeting of Stockholders held on June 2, 1999 (as filed on May 4,
       1999);

     - the description of the common stock contained in CRA's Registration Statement on Form 8-A (as filed on April 17, 1998); and

     - any filings CRA makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 either (1) after the initial filing of this prospectus and before the date the registration statement is declared effective or (2) after the date of this prospectus and before the termination of this offering. Information in these filings will be incorporated as of the filing date.

     CRA will provide to any person who receives this prospectus at no cost a copy of any of the documents or information that CRA has incorporated by reference in this prospectus. To request a document or information, please call, write or e-mail our investor relations department as follows:

        Charles River Associates Incorporated
        200 Clarendon Street
        Boston, Massachusetts 02116
        Telephone: (617) 425-3000
        E-mail: investor@crai.com

     This prospectus is part of a registration statement on Form S-3 that CRA filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information contained in the registration statement. For more information about CRA and the common stock, you should read the registration statement and the exhibits and schedules filed with the registration statement. Statements in this prospectus regarding the contents of any contract or other document are not necessarily complete, and, in each instance, if CRA filed the contract or document as an exhibit, you should read the contract or document. Each of these statements is qualified in all respects by reference to the exhibit.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

              FISCAL YEARS ENDED NOVEMBER 30, 1996,
             NOVEMBER 29, 1997 AND NOVEMBER 28, 1998

Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets.................................   F-3
Consolidated Statements of Income...........................   F-4
Consolidated Statements of Stockholders' Equity.............   F-5
Consolidated Statements of Cash Flows.......................   F-6
Notes to Consolidated Financial Statements..................   F-7

             TWENTY-FOUR WEEKS ENDED MAY 15, 1998 AND
                     MAY 14, 1999 (UNAUDITED)

Consolidated Balance Sheets.................................  F-16
Consolidated Statements of Income...........................  F-17
Consolidated Statements of Cash Flows.......................  F-18
Notes to Consolidated Financial Statements..................  F-19

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Charles River Associates Incorporated

     We have audited the accompanying consolidated balance sheets of Charles River Associates Incorporated (the "Company") as of November 29, 1997 and November 28, 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended November 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Charles River Associates Incorporated as of November 29, 1997 and November 28, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 28, 1998, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Boston, Massachusetts
December 30, 1998

                     CHARLES RIVER ASSOCIATES INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              NOVEMBER 29,    NOVEMBER 28,
                                                                  1997            1998
                                                              ------------    ------------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 2,054         $32,023
  Accounts receivable, net of allowances of $394 in 1997 and
     $727 in 1998 for doubtful accounts.....................     10,140           9,867
  Unbilled services.........................................      4,731           6,614
  Prepaid expenses..........................................        280             496
  Deferred income taxes.....................................         --             573
                                                                -------         -------
Total current assets........................................     17,205          49,573
Property and equipment, net.................................      2,890           3,532
Other assets................................................        340             230
                                                                -------         -------
Total assets................................................    $20,435         $53,335
                                                                =======         =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $   902         $ 2,529
  Accrued expenses..........................................      5,729          13,408
  Deferred revenue and other liabilities....................        344             407
  Current portion of notes payable to former stockholders...        280             339
  Dividends payable.........................................      1,764              --
  Deferred income taxes.....................................        528              --
                                                                -------         -------
Total current liabilities...................................      9,547          16,683
Notes payable to former stockholders, net of current
  portion...................................................        707             542
Deferred rent...............................................      1,302           1,449
Minority interest...........................................        343              33
Commitments and contingencies
Stockholders' equity:
  Preferred Stock, no par value; 1,000,000 shares
     authorized; none issued or outstanding.................         --              --
  Common Stock (voting), no par value; 25,000,000 shares
     authorized; 6,519,240 shares in 1997 and 8,316,115
     shares in 1998 issued and outstanding..................      1,977          30,992
  Retained earnings.........................................      7,770           3,636
                                                                -------         -------
                                                                  9,747          34,628
Notes receivable from stockholders..........................     (1,211)             --
                                                                -------         -------
Total stockholders' equity..................................      8,536          34,628
                                                                -------         -------
Total liabilities and stockholders' equity..................    $20,435         $53,335
                                                                =======         =======

                            See accompanying notes.

                     CHARLES RIVER ASSOCIATES INCORPORATED

                       CONSOLIDATED STATEMENTS OF INCOME
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                    FISCAL YEAR ENDED
                                                       --------------------------------------------
                                                       NOVEMBER 30,    NOVEMBER 29,    NOVEMBER 28,
                                                           1996            1997            1998
                                                       ------------    ------------    ------------
                                                        (53 WEEKS)
Revenues.............................................   $   37,367      $   44,805      $   52,971
Costs of services....................................       23,370          28,374          31,695
Supplemental compensation............................        1,200           1,233              --
                                                        ----------      ----------      ----------
Gross profit.........................................       12,797          15,198          21,276
General and administrative...........................        9,060          10,509          11,934
                                                        ----------      ----------      ----------
Income from operations...............................        3,737           4,689           9,342
Interest income, net.................................          124             302             975
                                                        ----------      ----------      ----------
Income before provision for income taxes and minority
  interest...........................................        3,861           4,991          10,317
Provision for income taxes:
  Current year operations............................         (273)           (306)         (2,846)
  Change in tax status...............................           --              --          (1,416)
                                                        ----------      ----------      ----------
Income before minority interest......................        3,588           4,685           6,055
Minority interest....................................           --             282             310
                                                        ==========      ==========      ==========
Net income...........................................   $    3,588      $    4,967      $    6,365
                                                        ==========      ==========      ==========
Basic and diluted net income per share...............   $     0.59      $     0.78      $     0.84
                                                        ==========      ==========      ==========
Weighted average number of shares outstanding:
     Basic...........................................    6,091,384       6,329,007       7,570,493
                                                        ==========      ==========      ==========
     Diluted.........................................    6,091,384       6,329,007       7,619,945
                                                        ==========      ==========      ==========
Pro forma net income data (unaudited):
  Net income as reported.............................                                   $    6,365
  Pro forma adjustment...............................                                           12
                                                                                        ==========
  Pro forma net income...............................                                   $    6,377
                                                                                        ==========
  Pro forma net income per share:
     Basic...........................................                                   $     0.84
                                                                                        ==========
     Diluted.........................................                                   $     0.83
                                                                                        ==========
  Weighted average number of shares outstanding:
     Basic...........................................                                    7,630,012
                                                                                        ==========
     Diluted.........................................                                    7,679,464
                                                                                        ==========

                            See accompanying notes.

                     CHARLES RIVER ASSOCIATES INCORPORATED

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                  COMMON STOCK
                               -------------------   ADDITIONAL               TREASURY STOCK
                                SHARES                PAID-IN     RETAINED   -----------------     NOTES      STOCKHOLDERS'
                                ISSUED     AMOUNT     CAPITAL     EARNINGS    SHARES    AMOUNT   RECEIVABLE      EQUITY
                               ---------   -------   ----------   --------   --------   ------   ----------   -------------
BALANCE AT NOVEMBER 25,
  1995.......................  5,996,640   $   410      $ 44      $  3,916         --      --     $   (88)      $  4,282
Net income (53 weeks)........                                        3,588                                         3,588
Issuance of Common Stock.....    257,400       495                                                   (254)           241
Purchase of treasury stock...                            (22)                (228,800)  $(390)                      (412)
Sale of treasury stock.......                             87                  187,200     342        (322)           107
Adjustments to purchase price
  of treasury stock..........                            (93)          (19)                                         (112)
Retirement of treasury
  stock......................    (26,000)       (3)      (16)                  26,000      19                         --
Distributions to
  stockholders...............                                       (1,496)                                       (1,496)
Collection on notes
  receivable.................                                                                           4              4
                               ---------   -------      ----      --------   --------   -----     -------       --------
BALANCE AT NOVEMBER 30,
  1996.......................  6,228,040       902        --         5,989    (15,600)    (29)       (660)         6,202
Net income...................                                        4,967                                         4,967
Issuance of Common Stock.....    400,400     1,085                                                   (715)           370
Distributions to
  stockholders...............                                       (2,600)                                       (2,600)
Collection on notes
  receivable from
  stockholders...............                                                                         264            264
Purchase of treasury stock...                                                (119,600)   (444)                      (444)
Adjustment to purchase price
  of treasury stock..........                                         (220)                                         (220)
Sale of treasury stock.......                                                  26,000      97         (58)            39
Retirement of treasury
  stock......................   (109,200)      (10)                   (366)   109,200     376                         --
Accrued interest on notes
  receivable from
  stockholders...............                                                                         (42)           (42)
                               ---------   -------      ----      --------   --------   -----     -------       --------
BALANCE AT NOVEMBER 29,
  1997.......................  6,519,240     1,977        --         7,770         --      --      (1,211)         8,536
Net income...................                                        6,365                                         6,365
Issuance of Common Stock, net
  of offering costs..........  1,796,875    29,506                                                                29,506
Dividends declared...........                 (491)                (10,303)                                      (10,794)
Adjustment to purchase price
  of treasury stock..........                                         (196)                                         (196)
Collection of notes
  receivable from
  stockholders...............                                                                       1,211          1,211
                               ---------   -------      ----      --------   --------   -----     -------       --------
BALANCE AT NOVEMBER 28,
  1998.......................  8,316,115   $30,992      $ --      $  3,636         --   $  --     $    --       $ 34,628
                               =========   =======      ====      ========   ========   =====     =======       ========

                            See accompanying notes.

                     CHARLES RIVER ASSOCIATES INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    FISCAL YEAR ENDED
                                                       --------------------------------------------
                                                       NOVEMBER 30,    NOVEMBER 29,    NOVEMBER 28,
                                                           1996            1997            1998
                                                       ------------    ------------    ------------
                                                        (53 WEEKS)
OPERATING ACTIVITIES:
Net income...........................................    $ 3,588         $ 4,967         $  6,365
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization......................        486             727              949
  Deferred rent......................................          7             (93)             147
  Deferred income taxes..............................        127              95           (1,101)
  Stock bonuses......................................         68              --               --
  Minority interest..................................         --            (282)            (310)
Changes in operating assets and liabilities:
  Accounts receivable................................     (1,121)         (2,779)             273
  Unbilled services..................................     (1,491)            125           (1,883)
  Prepaid expenses and other.........................       (122)           (172)            (106)
  Accounts payable, accrued expenses and other                             1,030            9,369
     liabilities.....................................        676
                                                         -------         -------         --------
Net cash provided by operating activities............      2,218           3,618           13,703
INVESTING ACTIVITIES:
  Purchases of property and equipment................       (774)         (2,290)          (1,591)
  Sale of short-term investments.....................        298              --               --
                                                         -------         -------         --------
Net cash used in investing activities................       (476)         (2,290)          (1,591)
FINANCING ACTIVITIES:
  Payments on notes payable to former shareholders...        (96)           (370)            (302)
  Purchase of treasury stock.........................        (19)             --               --
  Issuance of Common Stock...........................        172             370           29,506
  Sale of treasury stock.............................        107              39               --
  Collection of notes receivable from stockholders...          4             264              381
  Dividends paid.....................................     (1,474)         (1,636)         (11,728)
  Proceeds from minority interest....................         --             625               --
                                                         -------         -------         --------
Net cash provided by (used in) financing                                    (708)          17,857
  activities.........................................     (1,306)
                                                         -------         -------         --------
Net increase in cash and cash equivalents............        436             620           29,969
Cash and cash equivalents at beginning of year.......        998           1,434            2,054
                                                         -------         -------         --------
Cash and cash equivalents at end of year.............    $ 1,434         $ 2,054         $ 32,023
                                                         =======         =======         ========
Supplemental cash flow information:
Cash paid for income taxes...........................    $   120         $   275         $  3,872
                                                         =======         =======         ========
Notes receivable in exchange for Common Stock........    $   576         $   773               --
                                                         =======         =======         ========
Notes payable in exchange for treasury stock.........    $   412         $   444               --
                                                         =======         =======         ========
Dividends applied to reduce notes receivable.........         --              --         $    830
                                                         =======         =======         ========

                            See accompanying notes.

                     CHARLES RIVER ASSOCIATES INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     Charles River Associates Incorporated ("CRA") is an economic and business consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. CRA offers two types of services: legal and regulatory consulting and business consulting.

ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FISCAL YEAR

     CRA's fiscal year ends on the last Saturday in November. The fiscal year ended November 30, 1996 consisted of 53 weeks; the fiscal years ended November 29, 1997 and November 28, 1998 each consisted of 52 weeks.

RECLASSIFICATION

     Certain amounts in 1997 have been reclassified to permit comparison with 1998.

REVENUE RECOGNITION

     Revenues from most engagements are recognized as services are provided based upon hours worked and contractually agreed-upon hourly rates. CRA's revenues also include expenses billed to clients, which include travel and other out-of-pocket expenses, charges for support staff and outside contractors and other reimbursable expenses. An allowance is provided for any amounts considered uncollectible.

     Unbilled services represent balances accrued by CRA for services performed but not yet billed to the client.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     Cash equivalents consist principally of money market funds, commercial paper, bankers' acceptances and certificates of deposit with maturities when purchased of 90 days or less. Short-term investments consist of commercial paper and certificates of deposit with maturities when purchased of more than 90 days but less than one year.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. CRA provides for depreciation of equipment using the straight-line method over its estimated useful life, generally three to five years. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the lease term or the estimated useful life of the leasehold improvements.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of CRA, its subsidiaries and NeuCo LLC, a limited liability company founded by CRA and an affiliate of Commonwealth Energy Systems in June 1997.

                     CHARLES RIVER ASSOCIATES INCORPORATED

CRA has a 65.5% interest in NeuCo LLC. The portion of the results of operations of NeuCo LLC allocable to its minority owners is shown as "minority interest" in CRA's statement of income, and that amount, along with the capital contributions to NeuCo LLC of its minority interest owners, is shown as "minority interest" on CRA's balance sheet. All significant intercompany accounts have been eliminated.

CONCENTRATION OF CREDIT RISK

     CRA's accounts receivable base consists of a broad range of clients in a variety of industries located throughout the United States and in certain other countries. CRA performs a credit evaluation of each of its clients to minimize its collectibility risk. Historically, CRA has not experienced significant write-offs.

     CRA provides an allowance for doubtful accounts to provide for potentially uncollectible amounts. Activity in the accounts is as follows:

                                                                    FISCAL YEAR ENDED
                                                      ----------------------------------------------
                                                      NOVEMBER 30,     NOVEMBER 29,     NOVEMBER 28,
                                                          1996             1997             1998
                                                      ------------    --------------    ------------
                                                       (53 WEEKS)     (IN THOUSANDS)
Balance at beginning of year........................      $207            $ 578             $394
Charge to cost and expenses.........................       412               --              361
Amounts written off.................................       (41)            (184)             (28)
                                                          ----            -----             ----
Balance at end of year..............................      $578            $ 394             $727
                                                          ====            =====             ====

DEFERRED REVENUE

     Deferred revenue represents amounts paid to CRA in advance of services rendered.

INCOME TAXES

     Until April 28, 1998, CRA had been treated for federal and certain state income tax purposes as an S Corporation under the Internal Revenue Code of 1986, as amended (the "Code"). As a result, CRA's stockholders, rather than CRA, were required to pay federal and certain state income taxes based on CRA's taxable earnings. CRA filed its returns using the cash method of accounting. Upon closing of the initial public offering of Common Stock, CRA's status as an S Corporation terminated. A pro forma provision for income taxes has been presented as if CRA had been taxed as a C Corporation for the period from November 30, 1997 to April 28, 1998.

     At the time of the termination of CRA's status as an S Corporation, CRA recorded a one-time additional provision for income taxes of $1,416,000.

NET INCOME PER SHARE AND PRO FORMA NET INCOME PER SHARE

     Basic earnings per share represents net income divided by the weighted average shares of Common Stock outstanding during the period. Weighted average shares used in diluted earnings per share for fiscal 1998 include 49,452 of Common Stock equivalents arising from stock options using the treasury stock method.

     Pro forma net income per share is computed using pro forma net income and the pro forma weighted average number of shares of Common Stock. The weighted average number of shares of Common Stock for the purpose of computing pro forma net income per share has been increased by the number of shares that would be required to pay a dividend in the amount of $2,400,000 that was paid upon the completion of the initial public offering.

                     CHARLES RIVER ASSOCIATES INCORPORATED

STOCK BASED COMPENSATION

     CRA has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock-based compensation plans for employees, rather than the alternative fair value accounting method provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," as this alternative requires the use of option valuation models that were not developed for use in valuing stock options. CRA accounts for its stock-based compensation for non-employees under SFAS No. 123.

FOREIGN CURRENCY TRANSLATION

     In accordance with SFAS No. 52, "Foreign Currency Translation," balance sheet accounts of CRA's foreign subsidiary are translated into United States dollars at year end exchange rates. Operating accounts are translated at average exchange rates for each year. Net translation gains or losses for the fiscal year ended November 28, 1998 were not significant.

ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." Both SFAS No. 130 and SFAS No. 131 will become effective for CRA during the fiscal year beginning November 29, 1998. CRA believes that the adoption of these new accounting standards will not have a material impact on CRA's consolidated financial statements.

     In December 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued a Statement of Position (SOP), "Reporting on the Costs of Start-up Activities," which will require companies upon adoption to expense start-up costs, including organization costs, as incurred. In addition, the SOP will require companies upon adoption to write off as a cumulative change in accounting principle any previously recorded start-up or organization costs. The SOP is effective for fiscal years beginning after December 15, 1998. At November 28, 1998, CRA had deferred start-up costs of $51,000. CRA believes that the adoption of this SOP will not have a material impact on CRA's consolidated financial statements.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires all derivatives to be recorded on the balance sheet at fair market value and establishes special accounting for certain types of hedges. CRA does not engage in any derivative instruments or hedging activities. The Statement is effective for fiscal years beginning after June 15, 1999; however, earlier adoption is allowed.

2. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                     NOVEMBER 29,    NOVEMBER 28,
                                                         1997            1998
                                                     ------------    ------------
                                                            (IN THOUSANDS)
Furniture and equipment............................     $4,731          $5,362
Leasehold improvements.............................      1,311           1,697
                                                        ------          ------
                                                         6,042           7,059
Accumulated depreciation and amortization..........      3,152           3,527
                                                        ------          ------
                                                        $2,890          $3,532
                                                        ======          ======

                     CHARLES RIVER ASSOCIATES INCORPORATED

3. ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                     NOVEMBER 29,    NOVEMBER 28,
                                                         1997            1998
                                                     ------------    ------------
                                                            (IN THOUSANDS)
Compensation and related expenses..................     $5,410         $11,260
Other..............................................        319           2,148
                                                        ------         -------
                                                        $5,729         $13,408
                                                        ======         =======

4. NOTES PAYABLE TO FORMER STOCKHOLDERS

     Notes payable to former stockholders represent amounts owed by CRA to former stockholders in connection with CRA's repurchase of shares of Common Stock from such stockholders upon their separation from CRA pursuant to an Exit Agreement.

     Under the Exit Agreement, CRA repurchased shares of Common Stock from certain stockholders at a purchase price based upon a formula that uses the book value of CRA at the date the stockholder separates from CRA (the "Fixed Amount") and an amount (the "Contingent Pay-Out Amount") equal to the stockholder's pro rata portion of 25% of CRA's earnings before bonuses, supplemental compensation and amortization of goodwill, if any, for each of the five fiscal years commencing with the fiscal year in which the repurchase was made. The Fixed Amount is payable in three equal installments, and the Contingent Pay-Out Amount is payable in five equal annual installments. The Fixed Amount bears interest at an average prime rate (8.13% at November 28, 1998) determined in accordance with the terms of the Exit Agreement.

     For financial reporting purposes, CRA initially estimates the Contingent Pay-Out Amount owed to each former stockholder for the full five year payment period based on the actual amount of the contingent payment for the first year. In subsequent years, CRA adjusts the estimate annually based on actual amounts of the contingent payment for all preceding years. The related adjustments are made to treasury stock and additional paid in capital and, to the extent additional paid in capital is not available, retained earnings. Annual principal payments to former stockholders are estimated as of November 28, 1998 to be:
$339,000 in fiscal 1999; $307,000 in fiscal 2000; $149,000 in fiscal 2001 and
$86,000 in fiscal 2002. CRA believes the recorded value of the notes payable to former stockholders approximates fair market value.

5. FINANCING ARRANGEMENTS

     CRA has a line of credit which permits borrowings of up to $2.0 million with interest at the bank's base rate (7.75% at November 28, 1998) and is secured by CRA's accounts receivable. The terms of the line of credit include certain operating and financial covenants. No borrowings were outstanding as of November 28, 1998.

6. EMPLOYEE BENEFIT PLANS

     CRA maintains a profit-sharing retirement plan that covers substantially all full-time employees. Contributions are made at the discretion of CRA and its subsidiaries and cannot exceed the maximum amount deductible under applicable provisions of the Code. Contributions were approximately $1.1 million in fiscal 1996, approximately $1.2 million in fiscal 1997 and $1.0 million in fiscal 1998.

7. SUPPLEMENTAL COMPENSATION

     CRA currently has a bonus program which awards discretionary bonuses based on CRA's revenues, profitability and individual performance. Amounts paid under this bonus program are included in costs of

                     CHARLES RIVER ASSOCIATES INCORPORATED
services. Prior to the beginning of fiscal 1998, CRA also had another bonus program, which consisted of discretionary payments to officers and certain outside experts based primarily on CRA's cash flows. These bonus payments are shown as supplemental compensation in CRA's statements of income. The Plan was discontinued at the end of fiscal 1997.

8. LEASES

     At November 28, 1998, the minimum rental commitments under all noncancellable operating leases with initial or recurring terms of more than one year were as follows (in thousands):

FISCAL YEAR
-----------
1999.......................................................  $ 2,226
2000.......................................................    2,190
2001.......................................................    2,151
2002.......................................................    2,164
2003.......................................................    2,158
Thereafter.................................................    6,306
                                                             -------
                                                             $17,195
                                                             =======

     Rent expense amounted to approximately $1.5 million in fiscal 1996, $1.8 million in fiscal 1997 and $2.3 million in fiscal 1998.

9. NOTES RECEIVABLE FROM STOCKHOLDERS

     CRA has a policy requiring that each of its officers have an equity interest in CRA. CRA sold shares of Common Stock to new or existing members of the management team at the fair market value of the Common Stock on the date of purchase as determined by CRA's Board of Directors. A portion of the purchase price is payable at the time of purchase, and the remainder is payable in installments over a period of five years.

     In 1998, CRA collected $381,000 and declared dividends in the amount of $830,000 in exchange for the notes receivable.

10. NET INCOME PER SHARE AND PRO FORMA NET INCOME PER SHARE

     A reconciliation of the shares used in calculating basic, diluted and pro forma net income is as follows:

                                                                    FISCAL YEAR ENDED
                                                       --------------------------------------------
                                                       NOVEMBER 30,    NOVEMBER 29,    NOVEMBER 28,
                                                           1996            1997            1998
                                                       ------------    ------------    ------------
                                                        (53 WEEKS)
Basic................................................   6,091,384       6,329,007       7,570,493
  Dilutive employee stock options....................          --              --          49,452
                                                        ---------       ---------       ---------
Diluted..............................................   6,091,384       6,329,007       7,619,945
  Shares required to pay $2.4 million in dividends at
     completion of offering..........................          --         129,730          59,519
                                                        =========       =========       =========
Pro forma -- Diluted.................................   6,091,384       6,458,737       7,679,464
                                                        =========       =========       =========

11. COMMON STOCK

     On March 31, 1998, CRA's Board of Directors authorized (i) the declaration of a 52-for-1 stock split to be effected in the form of a dividend of 51 shares of Common Stock per share of Common Stock outstanding

                     CHARLES RIVER ASSOCIATES INCORPORATED
before the closing of the Offering and (ii) an increase in the number of shares of authorized Common Stock to 25,000,000. The accompanying consolidated financial statements have been adjusted retroactively to give effect to these actions for all periods presented.

     In April 1998, CRA completed its initial public offering (the "Offering"), issuing 1,796,875 shares of Common Stock for proceeds of $29,506,000, net of offering costs.

     In 1998, CRA and each person who was a stockholder of CRA before the closing of the Offering elected to amend and restate the Exit Agreement (as so amended and restated, the "Stock Restriction Agreement"). The Stock Restriction Agreement prohibits each such pre-Offering stockholder from selling or otherwise transferring shares of Common Stock held immediately before the Offering without the consent of the Board of Directors of CRA for two years after the Offering. In addition, the Stock Restriction Agreement will allow CRA to repurchase a portion of such stockholder's shares of Common Stock at a percentage of market value should the stockholder leave CRA (other than for death or retirement for disability).

12. STOCK-BASED COMPENSATION

     During 1998, CRA adopted the 1998 Incentive and Nonqualified Stock Option Plan, which provides for the granting of options to purchase up to 970,000 shares of Common Stock. Options are to be granted at an exercise price equal to the fair market value of the shares of Common Stock at the date of the grant, and vesting terms are determined at the discretion of the Board of Directors. All options terminate ten years after the date of grant. A summary of option activity is as follows:

                                                                         WEIGHTED AVERAGE
                                                              OPTIONS     EXERCISE PRICE
                                                              -------    ----------------
Outstanding at November 29, 1997............................       --             --
Granted.....................................................  352,500         $18.90
Canceled....................................................  (16,500)         18.50
                                                              -------
Outstanding at November 28, 1998............................  336,000         $18.90
Options available for grant.................................  634,000
Options exercisable.........................................    3,500         $23.75
Weighted average remaining contractual life at November 28,
  1998......................................................    9 1/2
                                                                years

     Options granted during fiscal 1998 range from immediate vesting to vesting at various rates over five years. The weighted average fair market value of the options granted in 1998 was $9.18.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined if CRA had accounted for its employee stock options under the fair value method of that statement. The fair market value of the stock options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1998: risk-free interest rate of approximately 5.6%, the volatility factor of the expected market price of CRA's Common Stock was 62% and the weighted average expected life was 4.54 years. CRA does not expect to pay dividends in the foreseeable future.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because CRA's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of fair value of its employee stock options.

                     CHARLES RIVER ASSOCIATES INCORPORATED

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. CRA's pro forma information is as follows (in thousands, except for earnings per share information):

Net income -- as reported...................................  $6,365
Net income -- pro forma.....................................  $6,116
Basic and diluted earnings per share -- as reported.........  $ 0.84
Basic earnings per share -- pro forma.......................  $ 0.81
Diluted earnings per share -- pro forma.....................  $ 0.80

     The effect on fiscal year 1998 pro forma net income and earnings per share of expensing the fair value of stock options is not necessarily representative of the effects on reported results for future years as fiscal 1998 only includes one year of option grants under CRA's Plan.

     CRA has adopted the 1998 Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan authorizes the issuance of up to an aggregate of 243,000 shares of Common Stock to participating employees at an amount equal to 85% of fair market value on either the first or the last day of the one year offering period under the Stock Purchase Plan, whichever is lower. At November 28, 1998, no shares had been issued under the Stock Purchase Plan.

13. INCOME TAXES

     Components of CRA's deferred taxes are as follows (in thousands):

                                                     NOVEMBER 29,    NOVEMBER 28,
                                                         1997            1998
                                                     ------------    ------------
Deferred tax liabilities:
  Cash to accrual adjustment.......................      $484           $1,004
  Other............................................        73              217
                                                         ----           ------
                                                          557            1,221
Deferred tax assets:
  Accrued expenses.................................        --            1,620
  Allowance for doubtful accounts..................        26              156
  Excess book over tax depreciation and
     amortization..................................         3               18
                                                         ----           ------
                                                           29            1,794
                                                         ----           ------
Net deferred tax liability (asset).................      $528           $ (573)
                                                         ====           ======

                     CHARLES RIVER ASSOCIATES INCORPORATED

     The provision (credit) for income taxes for fiscal 1998 operations consists of the following (in thousands):


Currently payable:
  Federal...............................................    $ 3,475
  State.................................................        472
                                                            -------
                                                              3,947
Deferred:
  Federal...............................................     (1,056)
  State.................................................        (45)
                                                            -------
                                                             (1,101)
                                                            -------
                                                            $ 2,846
                                                            =======

     The provision for income taxes in fiscal 1997 and 1996 represents state taxes required in those jurisdictions that did not recognize CRA's S Corporation status.

     A reconciliation of CRA's fiscal 1998 tax rate with the federal statutory rate is as follows:

Federal statutory rate......................................   34.0%
State income taxes, net of federal income tax benefit.......    6.1
S Corporation earnings not subject to federal taxes.........  (13.7)
Adjustment to deferred taxes for change in tax status.......   13.7
Other.......................................................    1.2
                                                              =====
                                                               41.3%
                                                              =====

     For purposes of computing pro forma net income, CRA assumed effective tax rates for the fiscal years ended November 29, 1997 and November 28, 1998 of 43.0% and 41.3%, respectively.

14. RELATED PARTY TRANSACTIONS

     CRA made payments to stockholders of CRA who performed consulting services for CRA in the amounts of $1.7 million in fiscal 1996, $1.8 million in fiscal 1997 and $2.6 million in fiscal 1998.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                  QUARTER ENDED
                                            ----------------------------------------------------------
                                            FEBRUARY 21,     MAY 16,      SEPTEMBER 5,    NOVEMBER 29,
                                                1997           1997           1997            1997
                                            ------------    ----------    ------------    ------------
                                             (12 WEEKS)     (12 WEEKS)     (16 WEEKS)      (12 WEEKS)
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..................................     $9,648         $9,171        $14,498         $11,488
Gross profit..............................      3,262          2,979          4,990           3,967
Income from operations....................      1,128            817          1,629           1,115
Income before provision for income taxes
  and minority interest...................      1,137            901          1,670           1,283
Minority interest.........................         --             --            198              84
Net income................................      1,061            841          1,756           1,309
Basic and diluted net income per share....       0.17           0.14           0.27            0.20

                     CHARLES RIVER ASSOCIATES INCORPORATED

                                                                  QUARTER ENDED
                                            ----------------------------------------------------------
                                            FEBRUARY 21,     MAY 16,      SEPTEMBER 5,    NOVEMBER 29,
                                                1997           1997           1997            1997
                                            ------------    ----------    ------------    ------------
                                             (12 WEEKS)     (12 WEEKS)     (16 WEEKS)      (12 WEEKS)
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..................................    $11,137        $11,557        $16,465         $13,812
Gross profit..............................      4,651          4,641          6,482           5,502
Income from operations....................      1,897          2,056          2,825           2,564
Income before provision for income taxes
  and minority interest...................      1,943          2,236          3,208           2,930
Minority interest.........................         52             81            109              68
Net income................................      1,875            657          1,986           1,847
Basic and diluted net income per share....       0.29           0.10           0.24            0.22

16. SUBSEQUENT EVENT

     On December 15, 1998, CRA completed the acquisition of certain of the assets and the assumption of certain of the liabilities of The Tilden Group, LLC, a California limited liability company, for an aggregate $9.6 million in cash and Common Stock. Tilden is a privately held consulting firm which conducts economic analyses for litigation, public policy design and business strategy development. The acquisition of Tilden is being accounted for as a purchase transaction, and CRA has paid the cash portion of the purchase price from its working capital.

                     CHARLES RIVER ASSOCIATES INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                              MAY 14,
                                                               1999
                                                              -------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $14,405
  Short-term investments....................................    4,900
  Accounts receivable, net of allowance of $981 for doubtful
     accounts...............................................   13,990
  Unbilled services.........................................    8,214
  Prepaid expenses..........................................      530
  Deferred income taxes.....................................      573
                                                              -------
Total current assets........................................   42,612
Property and equipment, net.................................    3,986
Goodwill, net of accumulated amortization of $204...........   10,851
Intangible assets, net of accumulated amortization of $54...    1,446
Other assets................................................      217
                                                              -------
Total assets................................................  $59,112
                                                              =======
           LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
  Accounts payable..........................................  $ 2,529
  Accrued expenses..........................................   11,628
  Deferred revenue and other liabilities....................      538
  Current portion of notes payable to former stockholders...      401
                                                              -------
Total current liabilities...................................   15,096
Notes payable to former stockholders, net of current
  portion...................................................      235
Notes payable to minority interest holder...................      130
Deferred rent...............................................    1,388
Commitments and contingencies
Stockholders' equity:
  Preferred Stock, no par value; 1,000,000 shares
     authorized; none issued or outstanding.................       --
  Common Stock (voting), no par value; 25,000,000 shares
     authorized; 8,468,544 shares issued and outstanding....   34,906
  Deferred compensation.....................................      (95)
  Retained earnings.........................................    7,452
                                                              -------
Total stockholders' equity..................................   42,263
                                                              -------
Total liabilities and stockholders' equity..................  $59,112
                                                              =======

                            See accompanying notes.

                     CHARLES RIVER ASSOCIATES INCORPORATED

                       CONSOLIDATED STATEMENTS OF INCOME
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                              TWENTY-FOUR WEEKS ENDED
                                                              ------------------------
                                                               MAY 15,       MAY 14,
                                                                 1998          1999
                                                              ----------    ----------
Revenues....................................................  $   22,694    $   31,153
Costs of services...........................................      13,402        18,082
                                                              ----------    ----------
Gross profit................................................       9,292        13,071
General and administrative..................................       5,339         7,184
                                                              ----------    ----------
Income from operations......................................       3,953         5,887
Interest income, net........................................         226           463
                                                              ----------    ----------
Income before provision for income taxes and minority
  interest..................................................       4,179         6,350
Provision for income taxes:
  Current year operations...................................         364         2,567
  Change in tax status......................................       1,416            --
                                                              ----------    ----------
Income before minority interest.............................       2,399         3,783
Minority interest...........................................         133            33
                                                              ----------    ----------
Net income..................................................  $    2,532    $    3,816
                                                              ==========    ==========
Basic and diluted net income per share......................  $     0.38    $     0.45
                                                              ==========    ==========
Weighted average number of shares outstanding:
  Basic.....................................................   6,689,906     8,428,242
                                                              ==========    ==========
  Diluted...................................................   6,697,785     8,518,619
                                                              ==========    ==========

                            See accompanying notes.

                     CHARLES RIVER ASSOCIATES INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                              TWENTY-FOUR WEEKS ENDED
                                                              -----------------------
                                                               MAY 15,       MAY 14,
                                                                1998          1999
                                                              ---------     ---------
OPERATING ACTIVITIES:
Net income..................................................  $  2,532      $  3,816
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Depreciation and amortization.............................       464           893
  Deferred rent.............................................       165           (61)
  Deferred income taxes.....................................       896            --
  Minority interest.........................................      (133)          (33)
  Changes in operating assets and liabilities:
     Accounts receivable....................................     1,586        (3,711)
     Unbilled services......................................       (54)       (1,600)
     Prepaid expenses and other assets......................      (333)          (59)
     Accounts payable, accrued expenses and other
      liabilities...........................................     4,960        (1,649)
                                                              --------      --------
Net cash provided by (used in) operating activities.........    10,083        (2,404)
INVESTING ACTIVITIES:
  Purchase of property and equipment........................      (459)         (860)
  Purchase of short-term investments........................        --        (4,900)
  Acquisition of business...................................        --        (9,339)
                                                              --------      --------
Net cash used in investing activities.......................      (459)      (15,099)
FINANCING ACTIVITIES:
  Payments on notes payable to former stockholders..........      (239)         (245)
  Loan from minority interest holder........................        --           130
  Issuance of Common Stock..................................    29,947            --
  Collection of notes receivable from stockholders..........     1,198            --
  Dividends paid............................................   (12,555)           --
                                                              --------      --------
Net cash provided by (used in) financing activities.........    18,351          (115)
                                                              --------      --------
Net increase (decrease) in cash and cash equivalents........    27,975       (17,618)
Cash and cash equivalents at beginning of year..............     2,054        32,023
                                                              --------      --------
Cash and cash equivalents at end of period..................  $ 30,029      $ 14,405
                                                              ========      ========
Supplemental cash flow information:
  Cash paid for income taxes................................  $     --      $  1,060
                                                              ========      ========
  Issuance of common stock for acquired business............  $     --      $  3,815
                                                              ========      ========
  Issuance of common stock for future services..............  $     --      $    108
                                                              ========      ========

                            See accompanying notes.

                     CHARLES RIVER ASSOCIATES INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. DESCRIPTION OF BUSINESS

     Charles River Associates Incorporated is an economic and business consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. CRA offers two types of services: legal and regulatory consulting and business consulting.

2. UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND ESTIMATES

     The consolidated balance sheet as of May 14, 1999, the consolidated statements of income for the twenty-four weeks ended May 15, 1998 and May 14, 1999 and the consolidated statements of cash flows for the twenty-four weeks ended May 15, 1998 and May 14, 1999 are unaudited. In the opinion of management, these statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of CRA's consolidated financial position, results of operations and cash flows.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3. FISCAL YEAR

     CRA's fiscal year ends on the last Saturday in November. Each of CRA's first, second and fourth quarters includes twelve weeks, and its third quarter includes sixteen weeks.

4. ACQUISITIONS

     On December 15, 1998, CRA acquired certain assets and assumed certain liabilities of The Tilden Group, LLC, a consulting firm in the business of conducting economic analyses for litigation, public policy design, and business strategy development, for an aggregate of $9.6 million in cash and CRA Common Stock. CRA accounted for the acquisition as a purchase and has included the results of the operations of the acquired business in the accompanying statements of operations from the date of acquisition. CRA has allocated the excess of the purchase price over the fair value of the net acquired assets to intangible assets, which consist primarily of goodwill.

     On February 25, 1999, CRA completed the acquisition of certain assets and the assumption of certain liabilities of the Financial Economic Consulting, or FinEcon, for an aggregate of $3.2 million in cash and CRA Common Stock. FinEcon was a privately held consulting firm specializing in financial, economic, and management consulting in business and commercial litigation. FinEcon is located in Los Angeles, California, which broadens CRA's West Coast operations and adds to CRA's established practice in finance. CRA accounted for the acquisition as a purchase and has included the results of the operations of the acquired business in the accompanying statements of operations from the date of acquisition. CRA has allocated the excess of the purchase price over the fair value of the net acquired assets to intangible assets, which consist primarily of goodwill.

     The results of operations of the acquired companies prior to the dates of acquisitions would not have a material impact on the consolidated statements of income for the periods presented and, therefore, pro forma information has not been presented herein.

                     CHARLES RIVER ASSOCIATES INCORPORATED

5. INCOME TAXES

     Until April 28, 1998, CRA had been treated for federal and certain state income tax purposes as an S corporation under the Internal Revenue Code of 1986, as amended. As a result, CRA's stockholders, rather than CRA, were required to pay federal and certain state income taxes based on CRA's taxable earnings. CRA filed its returns using the cash method of accounting. Upon the closing of CRA's initial public offering of Common Stock in April 1998, CRA's status as an S corporation terminated.

     At the time of the termination of CRA's status as an S corporation, CRA recorded a one-time additional provision for income taxes of $1,416,000.

6. NET INCOME PER SHARE

     Basic earnings per share represents net income divided by the weighted average shares of Common Stock outstanding during the period. Weighted average shares used in diluted earnings per share include 90,377 Common Stock equivalents for the twenty-four weeks ended May 14, 1999 arising from stock options using the treasury stock method.

7. STOCKHOLDERS EQUITY

     In the second quarter of fiscal 1998, CRA completed an initial public offering of 1,796,875 shares of Common Stock in exchange for $29.5 million of proceeds, which is net of offering costs.

     Each person who was a stockholder of CRA before the closing of the initial public offering entered into a Stock Restriction Agreement with CRA, which prohibits each such person from selling or otherwise transferring shares of Common Stock held immediately before the initial public offering without the consent of the Board of Directors of CRA for two years after the initial public offering. In addition, the Stock Restriction Agreement will allow CRA to repurchase a portion of such stockholder's shares of Common Stock at a percentage of market value should the stockholder leave CRA (other than for death or retirement for disability).

8. ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." Both SFAS No. 130 and SFAS No. 131 are effective for CRA during the fiscal year beginning November 29, 1998. The adoption of these new accounting standards has not had a material impact on CRA's consolidated financial statements.

     In December 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued a Statement of Position (SOP), "Reporting on the Costs of Start-up Activities," which will require companies upon adoption to expense start-up costs, including organization costs, as incurred. In addition, the SOP will require companies upon adoption to write off as a cumulative change in accounting principle any previously recorded start-up or organization costs. The SOP is effective for fiscal years beginning after December 15, 1998. At May 14, 1999, CRA had deferred start-up costs of $44,000. CRA believes that the adoption of this SOP will not have a material impact on CRA's consolidated financial statements.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires all derivatives to be recorded on the balance sheet at fair market value and establishes special accounting for certain types of hedges. CRA does not have any derivative instruments or engage in any hedging activities. The Statement is effective for fiscal years beginning after June 15, 2000; however, earlier adoption is allowed.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,700,000 Shares

                                     [logo]

                     CHARLES RIVER ASSOCIATES INCORPORATED

                         ------------------------------
                                   Prospectus
                                           , 1999
                         ------------------------------

                         BANC OF AMERICA SECURITIES LLC

                            WILLIAM BLAIR & COMPANY

                              SALOMON SMITH BARNEY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the issuance and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

                                                              PAYABLE
                                                               BY THE
                                                              COMPANY
                                                              --------
Securities and Exchange Commission registration fee.........  $ 15,289
National Association of Securities Dealers, Inc. filing
  fee.......................................................     6,000
Nasdaq National Market listing fee..........................     4,000
Printing and engraving expenses.............................   100,000
Transfer agent fees.........................................     5,000
Accounting fees and expenses................................    25,000
Legal fees and expenses.....................................   150,000
Blue Sky fees and expenses (including related legal fees)...     5,000
Miscellaneous...............................................    39,711
                                                              --------
     Total..................................................  $350,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article VI.C. of CRA's Amended and Restated Articles of Organization provides that a director shall not have personal liability to CRA or its stockholders for monetary damages arising out of the director's breach of fiduciary duty as a director of CRA, to the maximum extent permitted by Massachusetts law. Section 13(b)(1 1/2) of Chapter 156B of the Massachusetts General Laws provides that the articles of organization of a corporation may state a provision eliminating or limiting the personal liability of a director to a corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that such provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under sections 61 or 62 of Chapter 156B of the Massachusetts General Laws, which relate to liability for unauthorized distributions and loans to insiders, respectively, or (d) for any transaction from which the director derived an improper personal benefit.

     Article VI.D. of CRA's Amended and Restated Articles of Organization provides that CRA shall, to the fullest extent authorized by Chapter 156B of the Massachusetts General Laws, indemnify each person who is, or shall have been, a director or officer of CRA or who is or was a director or employee of CRA and is serving, or shall have served, at the request of CRA, as a director or officer of another organization or in any capacity with respect to any employee benefit plan of CRA, against all liabilities and expenses (including judgments, fines, penalties, amounts paid or to be paid in settlement, and reasonable attorneys'
fees) imposed upon or incurred by any such person in connection with, or arising out of, the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which they may be involved by reason of being or having been such a director or officer or as a result of service with respect to any such employee benefit plan. Section 67 of Chapter 156B of the Massachusetts General Laws authorizes a corporation to indemnify its directors, officers, employees and other agents unless such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that such action was in the best interests of the corporation or, to the extent such matter related to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

     The effect of these provisions would be to permit indemnification by CRA for, among other liabilities, liabilities arising out of the Securities Act of 1933, as amended (the "Securities Act").

     Section 67 of Chapter 156B of the Massachusetts General Laws also affords a Massachusetts corporation the power to obtain insurance on behalf of its directors and officers against liabilities incurred by them in those capacities. CRA has procured a directors and officers liability and company reimbursement liability insurance policy that (a) insures directors and officers of CRA against losses (above a deductible amount) arising from certain claims made against them by reason of certain acts or omissions of such directors or officers in their capacity as directors or officers and (b) insures CRA against losses (above a deductible amount) arising from any such claims, but only if CRA is required or permitted to indemnify such directors or officers for such losses under statutory or common law or under provisions of CRA's Amended and Restated Articles of Organization or Amended and Restated By-Laws.

     Reference is hereby made to Section 8 of the underwriting agreement among CRA, the selling stockholders and the underwriters, filed as Exhibit 1.1 to this registration statement, for a description of indemnification arrangements among CRA, the selling stockholders and the underwriters.

     Reference is hereby made to the indemnity agreement between CRA and the selling stockholders, filed as Exhibit 99.1 to this registration statement, for a description of indemnification arrangements by CRA for the benefit of the selling stockholders.

ITEM 16.  EXHIBITS.

 *1.1  Underwriting Agreement
  4.1 Amended and Restated Articles of Organization of CRA (filed as Exhibit 3.2 to CRA's Registration Statement on Form S-1,
       Registration No. 333-46941, and incorporated herein by reference)
  4.2  Amended and Restated By-Laws of CRA (filed as Exhibit 3.4 to
       CRA's Registration Statement on Form S-1, Registration No.
       333-46941, and incorporated herein by reference)
  4.3 Specimen certificate for the common stock of CRA (filed as Exhibit 4.1 to CRA's Registration Statement on Form S-1,
       Registration No. 333-46941, and incorporated herein by reference)
 *5.1  Opinion of Foley, Hoag & Eliot LLP
 23.1  Consent of Ernst & Young LLP, Independent Auditors
*23.2  Consent of Foley, Hoag & Eliot LLP (included in Exhibit 5.1)
 24.1 Power of Attorney (contained on the signature page of this registration statement)
*99.1 Form of Indemnity Agreement between CRA and the selling stockholders

---------------
* To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boston, Massachusetts, on August 25, 1999.

                                          Charles River Associates Incorporated

                                          By:       /s/ JAMES C. BURROWS
                                            ------------------------------------
                                                James C. Burrows, President

                               POWER OF ATTORNEY

     KNOW ALL BY THESE PRESENTS that each individual whose signature appears below hereby constitutes and appoints James C. Burrows, Laurel E. Morrison and Firoze E. Katrak, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this registration statement, any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act (a "Rule 462(b) registration statement") and any and all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing which they, or any of them, may deem necessary or advisable to be done in connection with this registration statement or any Rule 462(b) registration statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or any substitute or substitutes for any or all of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                     TITLE                     DATE
                     ---------                                     -----                     ----
              /s/ FRANKLIN M. FISHER                 Chairman of the Board              August 25, 1999
---------------------------------------------------
                Franklin M. Fisher

               /s/ JAMES C. BURROWS                  President, Chief Executive         August 25, 1999
---------------------------------------------------    Officer and Director (principal
                 James C. Burrows                      executive officer)

              /s/ LAUREL E. MORRISON                 Chief Financial Officer, Vice      August 25, 1999
---------------------------------------------------    President, Finance and
                Laurel E. Morrison                     Administration, and Treasurer
                                                       (principal financial and
                                                       accounting officer)

               /s/ FIROZE E. KATRAK                  Director                           August 25, 1999
---------------------------------------------------
                 Firoze E. Katrak

              /s/ WILLIAM B. BURNETT                 Director                           August 25, 1999
---------------------------------------------------
                William B. Burnett

                  /s/ CARL KAYSEN                    Director                           August 25, 1999
---------------------------------------------------
                    Carl Kaysen

                     SIGNATURE                                     TITLE                     DATE
                     ---------                                     -----                     ----
              /s/ ROWLAND T. MORIARTY                Director                           August 25, 1999
---------------------------------------------------
                Rowland T. Moriarty

                 /s/ GARTH SALONER                   Director                           August 25, 1999
---------------------------------------------------
                   Garth Saloner

                /s/ STEVEN C. SALOP                  Director                           August 25, 1999
---------------------------------------------------
                  Steven C. Salop

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  *1.1    Underwriting Agreement
   4.1    Amended and Restated Articles of Organization of CRA (filed as Exhibit 3.2 to CRA's Registration Statement on Form S-1,
          Registration No. 333-46941, and incorporated herein by
          reference)
   4.2    Amended and Restated By-Laws of CRA (filed as Exhibit 3.4 to
          CRA's Registration Statement on Form S-1, Registration No.
          333-46941, and incorporated herein by reference)
   4.3    Specimen certificate for the common stock of CRA (filed as
          Exhibit 4.1 to CRA's Registration Statement on Form S-1,
          Registration No. 333-46941, and incorporated herein by
          reference)
  *5.1    Opinion of Foley, Hoag & Eliot LLP
  23.1    Consent of Ernst & Young LLP, Independent Auditors
 *23.2    Consent of Foley, Hoag & Eliot LLP (included in Exhibit 5.1)
  24.1    Power of Attorney (contained on the signature page of this registration statement)
 *99.1    Form of Indemnity Agreement between CRA and the selling
          stockholders

---------------
* To be filed by amendment.